1-10607



03057082





OLD REPUBLIC

P.E 12-31-02

International Corporation



2002 Annual Report To The Shareholders



Contents

CRGH

Letter To The Shareholders

2002 turned out to be the exceptionally successful year we had expected for our business. With few minor exceptions, most of Old Republic's profit centers contributed to record consolidated revenues and operating earnings.

- Total revenues grew 16.1% to $2.75 billion.
- Net operating earnings also rose 16.1% to $383.8 million.
- Consolidated operating cash flow reached an all-time-high of $671.2 million.
- The cash and invested asset base increased 10.4% to $6.16 billion.
- Shareholders' equity topped $3.15 billion, rising 11.8% to $26.17 per share.

At its March 2002 meeting, with the Company's continuing strong performance in sight, the Board of Directors raised the annual cash dividend rate for the 21st consecutive year, from $.60 per share to $.64 per share. Old Republic has paid a cash dividend for 61 years without interruption and has reported a profit for each of those years except one. Both achievements are true indicators of our value as a long-term investment.

Today's Old Republic is the 1969 holding company successor to Old Republic Life Insurance Company, incorporated nearly 80 years ago. The earnings growth we have experienced in the past 35 years, in particular, results from an operating philosophy that stresses the planned diversification and containment of insurance risks. This diversification is reflected in a large number of profit centers organized within our four operating segments, with the three largest currently producing the lion's share of Old Republic's revenues and net income. For the past 35 years, the Company's total book return (the sum of the annual post-tax change in the shareholders' equity account and the pretax dividend yield on that account) has averaged 16.7% per annum. This compares quite favorably with a total pretax average annual return of 11.6% for the Standard & Poor's 500 Index.

Segment Results

Old Republic General Insurance Group, representing approximately 50% of total revenues, posted a further improvement in underwriting results in 2002. Pretax operating income increased 28.8% over the prior year to reach $182.1 million. Net premiums earned once again exceeded the billion-dollar mark, growing 18.4% to $1.18 billion. The composite underwriting ratio declined to 98.4%, from 102.0% a year ago.

The very focused businesses we run through our Bituminous and Great West subsidiaries--as well as the specialty risk management, aviation, executive protection, fidelity and surety, credit indemnity, and home and auto warranty operations we conduct under the Old Republic banner--performed admirably in the context of largely favorable market conditions. In the second half of 2002 in particular, our Canadian truck insurance and Texas-based Employers General operations positively contributed to overall results through improved underwriting performance. The very good General Insurance results for the year mirror our objective to achieve underwriting profitability through disciplined pricing and risk selection standards.

Old Republic Mortgage Guaranty Group achieved greater income from underwriting and related services in 2002, compared with 2001. Pretax operating income totaled $267.7 million, versus $261.9 million in the prior year. Net premiums earned increased 6.5% to $376.2 million. The composite underwriting ratio, inclusive of special charges noted below, was moderately higher at 46.4% (or 40.9% without those charges) in 2002, compared with 43.6% a year earlier.

The Group's generally positive performance was largely the result of record-high new insurance written and slightly lower claim ratios. Operating earnings would have reflected a better year-over-year comparison were it not for $20.5 million in special operating charges taken to cover costs associated with discontinuing development and marketing of a loan portfolio evaluation service for the Group's customers and reevaluation of certain class action litigation exposures. We believe we have established adequate reserves for the complete disposition of these issues.

Old Republic Title Insurance Group set a new high in pretax operating income, which rose 31.0% to $97.8 million in 2002. Throughout the year, the Group benefited from strong revenue growth driven by a surge in refinancing activity, a strong market for new home purchases, continuation of relatively low claim experience, and a further drop in the expense ratio. Premiums and fees also established a record, increasing 30.1% to $813.4 million.

Old Republic Life Insurance Group posted somewhat higher pretax income, due largely to lower claim costs for most of its coverages. The Company's smallest segment, focused on a limited number of life and health insurance offerings, maintained basically level earned premiums for the year. Although we currently expect this Group to remain a relatively small part of our overall business, it will continue to provide our General Insurance Group, in particular, with flexibility in underwriting related coverages.

Financial Strength

The Company's record 2002 earnings added measurably to its asset base and capital resources. The substantial operating cash flow generated was largely responsible for overall asset growth of 10.0% to $8.71 billion at year-end. Concurrently, cash and invested assets rose 10.4% to $6.16 billion, or $51.15 per share, versus $5.58 billion, or $46.96 per share, at the close of the preceding year. Earnings retained in the business were most responsible for a 13.4% increase in shareholders' equity, which totaled $3.15 billion at year-end 2002. On a per share basis, book value was $26.17, compared with $23.40 at year-end 2001.

Our 24 insurance underwriting subsidiaries continue to be capitalized strongly and fully capable of writing greater premium volumes in their respective markets. Their aggregate statutory capital resources--the basis on which they must conduct their business--amounted to $1.68 billion at year-end 2002. Aggregate claim reserves set aside for future payment by these companies were $2.30 billion, net of reinsurance recoverable, up from $2.17 billion one year earlier. During 2002, claim reserves established in prior years proved adequate and, accordingly, did not require deficiency charges against last year's results.

Maintaining a strong reserve position has been a primary management objective to assure balance sheet integrity, reliability of reported earnings, and credible loss cost evaluations in the setting of insurance rates. In light of a general downtrend in independent financial ratings granted to many insurers over the past three years in particular, it is a credit to Old Republic's financial solidity that three of its insurance underwriting subsidiaries recently were awarded higher ratings, and our other affiliates retained their high ratings.

Old Republic's Stock In The Market Place

In 2002, American stock market indices declined for the third consecutive year. Unpredictability and volatility were hallmarks of U.S. equity markets. In this context, Old Republic's common stock performed reasonably well: Early in the year, it reached an all-time-high of $34.73 per share, but then parted with all of its gain, closing the year at $28.00 per share, one cent below its price at year-end 2001. Over five- and 10-year timeframes, however, the Company's shares have registered compound annual returns of 4.9% and 12.0%, respectively. In contrast, the Standard & Poor's 500 Index has reported returns of (0.6%) and 9.3%, respectively.

Although we always wish for better stock market recognition of Old Republic's above-average performance, we remain convinced that over time, our shares' market valuation will reflect our strong results.

Looking Ahead

The expectations we had at the beginning of 2002 were right on the mark relative to our general and mortgage guaranty lines, and quite a bit off for our title segment. The operating statistics included in this report show that Old Republic's general insurance business profited from strong top-line growth and better underwriting results, and that the mortgage guaranty line continued as our largest earnings contributor. Our title business, however, defied our anticipation of a reduced bottom line driven by lower mortgage refinancing activity. In fact, this business delivered its highest pretax earnings ever--nearly $100 million--based on extremely strong mortgage refinancing activity and tight cost controls.

Coincidentally, our expectations at the outset of 2003 are virtually the same as they were 12 months ago. Our general insurance business should continue to benefit from the sellers' market that has been in place for the past two years. From our vantage point, we see the commercial lines insurance industry's balance sheet remaining stressed by the possibility of further reserve charges for prior years' claims. This factor, and the inability of insurers to add significantly to bottom-line results from low yields on invested assets, should lead to maintenance of relatively high premium rates for most coverages. Given the strong financial position of our property and liability subsidiaries, Old Republic should be able to at once grow its top line and generate very positive underwriting margins in the coming year.

We anticipate that mortgage guaranty operations will continue as an anchor for Old Republic's bottom line. Should refinancing activity subside in 2003, persistency trends likely will benefit and trigger stronger growth of premium writings and insurance in force.

A possible drop in mortgage refinancing transactions during 2003 would be a negative for title insurance, as this line's profitability is heavily affected by transaction levels. In such circumstances, 2003 profits would be lower, but likely remain an important part of Old Republic's overall profitability.

In sum, we begin another year with optimism born of our belief in the special attributes of our Company's well balanced book of business. Although we expect operating cash flow to again enhance our invested asset base, we are not banking on significant bottom-line input from investment income. Rather, strong underwriting performance by each of our major businesses should carry the day and lead to another successful year.

Respectfully submitted on behalf of the
Company and its Board of Directors,

Chicago, Illinois
January 28, 2003



A. C. Zucaro
Chairman and Chief Executive Officer

Old Republic International Corporation and Subsidiaries

Consolidated Financial Summary

(Years Ended December 31,)

	2002	2001	2000	1999	1998
FINANCIAL POSITION ($ millions):					
Cash and Invested Assets (a)	**$ 6,168.2**	$ 5,586.7	$ 5,144.3	$ 4,828.5	$ 4,948.6
Other Assets	**2,547.1**	2,333.4	2,137.1	2,109.8	2,071.1
Total Assets	**8,715.4**	7,920.2	7,281.4	6,938.4	7,019.7
Liabilities, Other than Debt	**5,417.9**	4,977.1	4,604.0	4,530.8	4,569.1
Debt	**141.5**	159.0	238.0	208.3	145.1
Total Liabilities	**5,559.5**	5,136.1	4,842.0	4,739.2	4,714.2
Preferred Stock	**-**	.3	.7	.7	1.2
Common Shareholders' Equity	**3,155.8**	2,783.7	2,438.7	2,198.4	2,304.2
Total Capitalization (b)	**$ 3,297.4**	$ 2,943.1	$ 2,677.4	$ 2,407.5	$ 2,450.6

	2002	2001	2000	1999	1998
RESULTS OF OPERATIONS ($ millions):					
Net Premiums and Fees Earned	**$ 2,423.9**	$ 2,029.5	$ 1,736.8	$ 1,781.7	$ 1,810.6
Net Investment and Other Income	**318.5**	314.1	300.1	290.8	308.1
Realized Investment Gains	**13.9**	29.7	33.6	29.5	53.0
Net Revenues	**2,756.4**	2,373.4	2,070.6	2,102.1	2,171.7
Benefits, Claims, Settlement Expenses and Dividends	**974.8**	860.5	761.2	833.0	782.1
Underwriting and Other Expenses	**1,220.6**	1,008.9	882.9	952.0	922.8
Pretax Income	**560.9**	503.9	426.4	317.0	466.7
Income Taxes	**167.7**	159.7	131.0	92.9	145.8
Net Income	**$ 392.9**	$ 346.9	$ 297.5	$ 226.8	$ 323.7

	2002	2001	2000	1999	1998
COMMON SHARE DATA: (d)					
Net Income:					
Basic (c)	**$ 3.26**	$ 2.92	$ 2.49	$ 1.76	$ 2.35
Diluted	**$ 3.23**	$ 2.88	$ 2.47	$ 1.75	$ 2.33
Dividends: Cash	**$ .630**	$ .590	$ .550	$ .490	$ .387
Stock	**-%**	-%	-%	-%	50%
Book Value	**$ 26.17**	$ 23.40	$ 20.62	$ 17.99	$ 17.27
Common Shares (thousands):					
Outstanding	**120,598**	118,977	118,253	122,199	133,402
Average and Equivalent Shares:					
Basic	**120,575**	118,957	119,318	128,958	137,347
Diluted	**121,548**	120,327	120,197	129,786	139,150

(a) Consists of cash, investments and investment income due and accrued.
(b) Total capitalization consists of debt, preferred stock, and common shareholders' equity.
(c) Calculated after deduction of minor amounts of preferred stock cash dividends.
(d) All per share statistics herein have been restated to reflect all stock dividends or splits as of December 31, 2002.

Management Analysis of Financial Position and Results of Operations

(All amounts, except common share data, are expressed in millions)

OVERVIEW

This analysis pertains to the consolidated accounts of Old Republic International Corporation which are presented on the basis of generally accepted accounting principles ("GAAP"). The Company conducts its business through four separate segments, namely its General (property and liability coverages), Mortgage Guaranty, Title, and Life insurance groups. This information should be read in conjunction with the consolidated financial statements and related footnotes thereto included elsewhere in this document.

CHANGES IN ACCOUNTING POLICIES

During 2001, the Financial Accounting Standards Board issued two pronouncements affecting accounting for business combinations occurring after June 30, 2001, and the related treatment of goodwill and intangible assets recorded pursuant to such or earlier combinations. In general terms, the first pronouncement requires that business combinations initiated after June 30, 2001 be treated as purchases for financial accounting purposes, that the alternative pooling of interests method of accounting be eliminated, and that identifiable assets meeting certain criteria for intangibles be set apart from any purchased goodwill. This pronouncement had no impact on the Company in 2001. Under the second pronouncement, which took effect for fiscal years beginning after December 15, 2001, all goodwill resulting from business combinations will no longer be amortized against operations but must be tested periodically for possible impairment of its carried value. Within six months of application of this second pronouncement, a transitional goodwill impairment test needs to be performed and any resulting charge is to be reported as a change in accounting principle. As of December 31, 2001, the Company's consolidated unamortized goodwill asset balance was $84.8, and the average annual charge from goodwill amortization to operating results for the three calendar years ended 2001 was approximately $4.0 (or 3 cents per average diluted share). The Company completed the transitional goodwill impairment test required by FAS 142 in the first quarter of 2002 and determined that there was no indication of goodwill or intangible asset impairment.

FINANCIAL POSITION

The Company's financial position at December 31, 2002 reflected increases in assets, liabilities and common shareholders' equity of 10.0%, 8.2% and 13.4%, respectively, when compared to the immediately preceding year-end. Cash and invested assets represented 70.8% and 70.5% of consolidated assets as of December 31, 2002 and 2001, respectively. Consolidated results produced positive operating cash flows for the latest three years. The increases in operating cash flow for these years were mostly due to greater contributions by the Company's three largest operating segments. In 2002, the invested asset base increased 10.4% to $6,168.2 principally as a result of such greater operating cash flow.

Relatively high short-term investment positions were maintained as of December 31, 2002 and 2001. Such investment positions reflect a large variety of seasonal and intermediate-term factors including current operating needs, expected operating cash flows, and investment strategy considerations. Accordingly, the future level of short-term investments will vary and respond to the interplay of these factors and may, as a result, increase or decrease from current levels. During 2002 and 2001, the Corporation committed most investable funds in short to intermediate-term fixed maturity securities and equity securities. Old Republic continues to adhere to its long-term policy of investing primarily in investment grade, marketable securities; investable funds have not been directed to so-called "junk bonds" or types of securities categorized as derivatives. Old Republic's commitment to equity securities during 2002 increased in relation to the related invested balance at year-end 2001 due to portfolio additions offset by net unrealized losses. At December 31, 2002, the carrying value of fixed maturity investments in default as to principal and/or interest was immaterial in relation to consolidated assets or shareholders' equity.

The Company does not own or utilize derivative financial instruments for the purpose of hedging, enhancing the overall return of its investment portfolio, or reducing the cost of its debt obligations. Traditional investment management tools and techniques are employed to address the yield and valuation exposures of its invested assets base. The long-term fixed maturity investment portfolio is managed so as to limit various risks inherent in the bond market. Credit risk is addressed through asset diversification and the purchase of investment grade securities. Reinvestment rate risk is controlled by concentrating on non-callable issues, and by taking asset-liability matching practices into account; purchases of mortgage and asset backed securities, which have variable principal prepayment options, are generally avoided. Market value risk is limited through the purchase of bonds of intermediate maturity. The combination of these investment management tenets is expected to produce a more stable long-term fixed maturity investment portfolio that is not subject to extreme interest rate sensitivity and principal deterioration. The market value of the Company's long-term fixed maturity investment portfolio is sensitive, however, to fluctuations in the level of interest rates, but not materially affected by changes in anticipated cash flows caused by any prepayments. The impact of interest rate movements on the long-term fixed maturity investment portfolio generally affects net unrealized gains or losses as to securities classified as available for sale. With a market value of approximately $5,344.2, the long-term fixed maturity investment portfolio has an average maturity of 3.9 years and an indicated duration of 3.5. With regard to its $513.5 equity portfolio, the Company does not own nor engage in any type of option writing.

Possible declines in values for Old Republic's bond and stock portfolios could affect negatively the level of the common shareholders' equity account at any point in time, but would not necessarily result in the recognition of realized investment losses. In such circumstances, the likely combination of positive operating cash flows and the scheduled emergence of maturities from the Company's short duration bond portfolio should provide sufficient funds to meet obligations to policyholders and claimants, as well as debt service and cash dividend requirements at the holding company level. The Company reviews the status and market value changes of its securities portfolio on at least a quarterly basis during the year, and any provisions for other than temporary impairments in the portfolio's value are evaluated and established at each quarterly balance sheet date. In management's opinion, the Company's high quality and diversified portfolio, which consists largely of publicly traded securities, has been a basic reason for the absence of major impairment provisions in the periods reported upon. The combination of gains and losses on sales of securities and such provisions or write-downs of securities are reflected as realized gains and losses in the income statement. In reviewing investments for other than temporary impairment, the Company, in addition to a security's market price history, considers the issuer's operating results, financial condition and liquidity, its ability to access capital markets, credit rating trends, most current audit opinion, industry and securities markets conditions, and analyst expectations, in their totality to reach its conclusions. The Company recognized other than temporary impairments of investments in the amounts of $19.0 and $6.7 for the years ended December 31, 2002 and 2001, respectively; no such impairments were recognized during the year ended December 31, 2000. Unrealized gains or losses on securities classified as available for sale and carried at fair value are reflected directly in shareholders' equity.

Among other major assets, substantially all of the Company's receivables are not past due, and reinsurance recoverable balances on paid or estimated unpaid losses are deemed to be fairly stated and recoverable from solvent reinsurers. Deferred policy acquisition costs are estimated by taking into account the variable costs of producing specific types of insurance policies, and evaluating their recoverability on the basis of recent trends in claims costs. The Company's deferred acquisition cost balances have not fluctuated materially from period to period and do not represent significant percentages of assets, shareholders' equity, or premium reserves.

The parent holding company meets its liquidity and capital needs principally through dividends paid by its subsidiaries. The insurance subsidiaries' ability to pay cash dividends to the parent company is generally restricted by law or subject to approval of the insurance regulatory authorities of the states in which they are domiciled. In contemplation of such restrictions and approvals, the Company can receive up to $227.4 in dividends from its subsidiaries in 2003. The liquidity achievable through such permitted dividend payments is more than adequate to cover the parent holding company's cash outflow represented mostly by interest on outstanding debt and quarterly cash dividend payments to shareholders. In addition, Old Republic can access the commercial paper market for up to $150.0 to meet unanticipated liquidity needs. During 2002, the Company used a part of available cash flow to redeem a portion of its commercial paper outstanding, thereby reducing consolidated debt by approximately $15.0.

Old Republic's capitalization of $3,297.4 at December 31, 2002 consisted of debt of $141.5, a minor amount of convertible preferred stock, and common shareholders' equity of $3,155.8. Changes in the common shareholders' equity account for the three most recent years reflect primarily the retention of earnings in excess of dividends declared on outstanding preferred and common shares, an increase in the value of investments carried at fair values, and the repurchase of $66.4 in 2000 of the Company's common shares in open market transactions. In March 2000, the Company canceled 36.4 million common shares previously reported as treasury stock, restoring them to unissued status; this had no effect on total shareholders' equity or the financial condition of the Company. At its March, 2002 meeting, the Company's Board of Directors authorized the reacquisition of up to $200.0 of common shares as market conditions warrant during the two year period from that date; no stock had as yet been acquired through December 31, 2002 pursuant to this authorization.

RESULTS OF OPERATIONS

Revenues:

Pursuant to generally accepted accounting principles applicable to the insurance industry, benefits, claims, and expenses are associated with the related revenues by means of the provision for policy benefits, the deferral and subsequent amortization of acquisition costs, and the recognition of incurred benefits, claims and operating expenses.

General insurance (property and liability) and level-term credit life insurance premiums are reflected in income on a pro-rata basis. Earned but unbilled premiums are generally taken into income on the billing date, and adjustments for retrospective premiums, commissions and similar charges are accrued on the basis of periodic evaluations of current underwriting experience and contractual obligations. First year and renewal mortgage guaranty premiums are recognized as income on a straight-line basis except that a portion of first year premiums received for certain high risk policies is deferred and reported as earned over the estimated policy life, including renewal periods. Single premiums for mortgage guaranty policies covering more than one year are earned on an accelerated basis over the policy term. Title insurance premiums are recognized as income upon the substantial completion of the policy issuance process. Title abstract, escrow, service, and other fees are taken into income at the time of closing of the related escrow. Ordinary life premiums are recognized as revenue when due. Decreasing term credit life and credit disability/accident & health insurance premiums are generally earned on a sum-of-the-years-digits or similar method.

The composition of Old Republic's earned premiums and fees for the periods reported upon was as follows:

	Years Ended December 31,		
	2002	2001	2000
General Insurance Group	$ 1,184.1	$ 1,000.2	$ 857.8
Mortgage Guaranty Group	376.2	353.1	331.4
Title Insurance Group	813.4	625.3	494.0
Life Insurance Group	50.1	50.6	53.4
Consolidated	$ 2,423.9	$ 2,029.5	$ 1,736.8

Consolidated net premiums and fees earned increased by 19.4% in 2002 and 16.9% in 2001 and decreased by 2.5% in 2000. Earned premiums in the General Insurance Group increased 18.4%, 16.6% and 0.5% in 2002, 2001 and 2000, respectively, as a result of positive pricing and risk selection changes the Company has effected during the past three years, as well as additional business produced in an environment marked by a more restrictive marketing stance on the part of many competitors. During 2002 and 2001 in particular, Old Republic experienced greater success in retaining existing accounts and obtaining new accounts at generally rising prices. Mortgage guaranty premium income trends reflect greater sales opportunities arising from strong housing and mortgage lending markets, offset in part by a high level of mortgage refinancing activity and a greater amount of reinsurance cessions. High loan refinancing activity tends to reduce mortgage guaranty insurers' policies in force, and thus renewal premium production, since previously insured mortgages may no longer require coverage or may become insured by competitors. Title Group premium and fee revenues increased by 30.1% and 26.6% in 2002 and 2001, respectively, but declined by 13.9% in 2000. These results reflect a continuation of favorable market conditions for the sale of new and used homes, and most importantly strong mortgage refinancing activity driven by a fairy consistent drop in mortgage rates during 2001 and 2002. The decline in 2000 title premiums and fees resulted mostly from a substantial drop in mortgage refinancing activity. Life and disability premiums volume has continued to reflect the flattish trends of the past several years as growth for the Company's limited product offerings has been inhibited by significant price competition among life and health insurers.

Consolidated net investment income was down 0.8% in 2002 and grew by 0.3% and 4.1% in 2001 and 2000, respectively. For each of the past three years, this revenue source was affected by positive consolidated operating cash flows, by a concentration of investable assets in interest-bearing fixed maturity securities, and by changes in market yields. The average annual yield on investments was 5.1%, 5.6%, and 5.9% for the years ended December 31, 2002, 2001 and 2000, respectively. Yield trends reflect at once the relatively short maturity of Old Republic's fixed maturity securities portfolio, a continuation of a progressively lower yield environment during 2002 and 2001, a slight uptrend in yields in 2000, and a moderate increase in equity investments which typically produce lower current yields.

The Company's investment policies have not been designed to maximize realized investment gains. Net realized gains were lower in 2002 than those registered in 2001 and 2000, and result from the dispositions and aforementioned write-downs of fixed maturity and equity securities. Dispositions of fixed maturity securities arise mostly from scheduled maturities and early calls; for 2002, 2001 and 2000, 74.9%, 88.7% and 79.9%, respectively, of all such dispositions resulted from these factors.

Expenses:

The percentage of net benefits, claims, and related settlement expenses measured against premiums and related fee revenues of the Company's operating segments were as follows:

	Years Ended December 31,		
	2002	2001	2000
General Insurance Group	72.6%	75.3%	77.9%
Mortgage Guaranty Group	14.1%	16.1%	15.0%
Title Insurance Group	5.0%	4.0%	3.6%
Life Insurance Group	58.0%	59.7%	55.3%
Consolidated	40.2%	42.4%	43.9%

The general insurance portion of the claims ratio improved in 2002 compared to 2001 which also reflected an improvement over 2000. The downtrend in this major cost factor reflects largely the aforementioned pricing and risk selection improvements effected in the past thirty-six months or so. In addition to the effect of a soft pricing environment for most property and liability coverages during the 1990's, greater severity for recent loss occurrences was mainly responsible for the higher general insurance claim ratio in 2000. The lower 2002 mortgage guaranty claims ratio results from a decline in claim provisions driven principally by a drop in expected claim severity, while the improvement in the 2000 ratio was mostly attributable to the strong employment and good general economic conditions which led to reasonably stable loan default rates and higher cure rates for loans exhibiting payment difficulties. A small increase in 2001 was largely the result of a moderately higher loan default rate factor. The title insurance loss ratio has been in the low single digits in each of the past three years due to a continuation of favorable trends in claims frequency and severity for business underwritten since 1992 in particular. The uptrend in the 2002 title insurance loss ratio stems from a rise in the net provision for ultimate claim costs from the historically low levels achieved in years 2001 and 2000. Old Republic's life and health benefit and claims ratio, though reasonably stable in the periods reported upon, can vary widely from period to period due to the relatively small size of this segment's book of business and the material impact that even a slight change in frequency or severity of death and health claims can have. The consolidated benefit and claim ratio reflects the changing effect of period to period contributions of each segment to consolidated results and this ratio's variances within each segment.

Consolidated benefit, claim, and related settlement costs for each of the Company's business segments are affected by the adequacy of reserves established for current and prior years' claim occurrences. Such reserves are recorded on a case by case basis and by means of a large number of formulas and calculations to cover known as well as incurred but not as yet reported claims at each balance sheet date. In the aggregate, the Company's record in establishing such reserves has not indicated deficiencies for many years. However, the reserves posted by insurers such as the Company are necessarily based on a wide variety of estimates made by a large number of employees and third parties such as independent claim adjusters and attorneys, can be affected by lagging claim emergence or reporting delays, and their ultimate disposition is subject to a multitude of economic, political, judicial and societal factors that cannot be anticipated or quantified accurately. Accordingly, there can be no guaranty that such reserves will always be on the mark.

The Company's mix of coverages, industries served, and long-standing objective of assuring wide dispersion of risks in selected geographical areas minimized claim exposures related to the September 11, 2001 terrorist attack on America. The income statement for the year ended December 31, 2001 nonetheless included charges aggregating approximately $4.0 to cover isolated property, workers' compensation, trip delay and life insurance claims; the resulting aggregate post tax charge of $2.6 reduced consolidated net income 2 cents per share.

The ratio of consolidated underwriting, acquisition, and insurance expenses to net premiums and fees earned was 47.9% in 2002, 46.5% in 2001 and 47.7% in 2000. Variations in these consolidated ratios reflect a continually changing mix of coverages sold and attendant costs of producing business in the Company's four business segments. The following table sets forth the expense ratios recorded by each business segment for the periods shown:

	Years Ended December 31,		
	2002	2001	2000
General Insurance Group	25.8%	26.7%	28.1%
Mortgage Guaranty Group	32.3%	27.5%	29.6%
Title Insurance Group	85.6%	87.2%	92.4%
Life Insurance Group	42.5%	45.4%	50.6%
Consolidated	47.9%	46.5%	47.7%

Expense ratios for the Company as a whole have remained basically stable for the periods reported upon. The slight downtrend in the General Insurance Group's expense ratio reflects the benefits of firm general expense management in the face of a greater revenue base. The mortgage guaranty segment's expense ratio decreased in 2001 and 2000 due to greater efficiencies gained in the distribution and servicing of its products; the increase in this ratio for 2002 was due to the posting of special operating charges aggregating $20.5. These charges stemmed from the cessation of the development and marketing of a loan portfolio evaluation service aimed at existing and potential mortgage guaranty insurance customers, and a reassessment of certain class action litigation exposures. The title insurance expense ratio was higher in 2000 due in part to the decline or reduced growth in premium and fee volume relative to operating costs; a much increased title sales volume in 2001 and 2002 led to a lower expense ratio for those years. Consumer and regulatory litigation affecting Old Republic's California title insurance subsidiary was responsible for expenses of $3.4, $6.8 and $4.1 charged to 2002, 2001 and 2000 operations, respectively. Consolidated interest and other corporate charges decreased in 2002 due primarily to reduced interest costs on a declining debt level.

Pretax and Net Income:

Consolidated income before taxes increased by 11.3%, 18.2% and 34.5% in 2002, 2001 and 2000, respectively. The following table reflects each segment's contribution to pretax operating results, which excludes realized investments gains or losses:

	Years Ended December 31,		
	2002	2001	2000
General Insurance Group	$ 182.1	$ 141.4	$ 116.9
Mortgage Guaranty Group	267.7	261.9	240.1
Title Insurance Group	97.8	74.6	40.3
Life Insurance Group	6.4	4.9	5.3
Consolidated	$ 546.9	$ 474.2	$ 392.7

General insurance results improved meaningfully in 2002, 2001 and 2000 by virtue of the better underwriting experience produced by the above noted factors that affected loss and expense ratios. Further growth of mortgage guaranty income from underwriting and investments, and accelerated growth in premiums and fees from greater refinancing activity which benefited the Title Insurance Group in particular, also led to greater contributions to consolidated pretax operating earnings by these segments. Life and disability operations registered increased earnings in 2002 and 2000 and decreased earnings in 2001 mostly as a result of varying benefit and claims costs.

The effective consolidated income tax rates were 29.9% in 2002, 31.7% in 2001 and 30.7% in 2000. The effective tax rate was reduced and net earnings were enhanced by tax and related interest recoveries of $10.9, or 9 cents per share in 2002 from the favorable resolution of tax issues dating back to the Company's 1987 tax return. Otherwise, the rates for each year reflect primarily the varying proportions of pretax operating income derived from partially tax-sheltered investment income (principally tax-exempt interest) on the one hand, and the combination of fully taxable investment income, realized investment gains, and underwriting and service income, on the other hand.

OTHER INFORMATION

Reference is here made to "Financial Information Relating to Segments of Business" appearing elsewhere herein.

Historical data pertaining to the operating performance, liquidity, and other financial matters applicable to an insurance enterprise such as Old Republic are not necessarily indicative of results to be achieved in succeeding years. In addition to the factors cited below, the long-term nature of the insurance business, seasonal and annual patterns in premium production and incidence of claims, changes in yields obtained on invested assets, changes in government policies and free markets affecting inflation rates and general economic conditions, and changes in legal precedents or the application of law affecting the settlement of disputed claims can have a bearing on period-to-period comparisons and future operating results.

Some of the statements made in this report, as well as oral statements or commentaries made by the Company's officials in conference calls following earnings releases, can constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements, commentaries or inferences contained in this report involve, of necessity, assumptions, uncertainties, and risks that may affect the Company's future performance. With regard to Old Republic's General Insurance segment, its results can be affected in particular by the level of market competition, which is typically a function of available capital and expected returns on such capital among competitors, the levels of interest and inflation rates, and periodic changes in claim frequency and severity patterns caused by natural disasters, weather conditions, accidents, illnesses, work-related injuries, and unanticipated external events. Mortgage Guaranty and Title insurance results can be affected by similar factors and most particularly by changes in national and regional housing demand and values, the availability and cost of mortgage loans, employment trends, and default rates on mortgage loans; mortgage guaranty results may also be affected by various risk-sharing arrangements with business producers as well as the risk management and pricing policies of government sponsored enterprises. Life and disability insurance results can be impacted by the levels of employment and consumer spending, as well as mortality and health trends. At the parent company level, operating earnings or losses are generally affected by the amount of debt outstanding and its cost, as well as interest income on temporary holdings of short-term investments.

Any forward-looking statements or commentaries speak only as of their dates. Old Republic undertakes no obligation to publicly update or revise all such comments, whether as a result of new information, future events or otherwise, and accordingly they may not be unduly relied upon.

Old Republic International Corporation and Subsidiaries

Consolidated Balance Sheets (All amounts, except common share data, are expressed in millions)

	December 31,	
	2002	2001
Assets		
Investments:		
Held to maturity:		
Fixed maturity securities (at amortized cost) (fair value: $2,171.7 and $2,173.6)	$ 2,054.1	$ 2,111.8
Other long-term investments	57.4	60.8
	2,111.6	2,172.7
Available for sale:		
Fixed maturity securities (at fair value) (cost: $2,989.4 and $2,536.4)	3,172.4	2,610.2
Equity securities (at fair value) (cost: $520.3 and $318.3)	513.5	391.6
Short-term investments (at fair value which approximates cost)	253.8	298.5
	3,939.9	3,300.4
	6,051.5	5,473.1
Other Assets:		
Cash	37.2	38.0
Securities and indebtedness of related parties	37.7	27.5
Accrued investment income	79.4	75.4
Accounts and notes receivable	474.6	420.0
Federal income tax recoverable: Current	1.0	-
Reinsurance balances and funds held	58.1	60.5
Reinsurance recoverable: Paid losses	28.9	25.0
Policy and claim reserves	1,500.3	1,390.3
Deferred policy acquisition costs	197.8	179.8
Sundry assets	248.5	230.1
	2,663.8	2,447.0
Total Assets	$ 8,715.4	$ 7,920.2

See accompanying Notes to Consolidated Financial Statements.

Old Republic International Corporation and Subsidiaries

Consolidated Balance Sheets, (Continued) (All amounts, except common share data, are expressed in millions)

	December 31, 2002	December 31, 2001
Liabilities, Preferred Stock, and Common Shareholders' Equity		
Liabilities:		
Future policy benefits	$ 103.4	$ 110.4
Losses, claims and settlement expenses	3,676.8	3,451.0
Unearned premiums	709.3	604.1
Other policyholders' benefits and funds	62.3	53.3
Total policy liabilities and accruals	4,552.0	4,218.8
Commissions, expenses, fees and taxes	195.2	165.8
Reinsurance balances and funds	133.4	121.2
Federal income tax: Current	-	7.2
Deferred	445.2	376.5
Debt	141.5	159.0
Sundry liabilities	91.9	87.4
Commitments and contingent liabilities	-	-
Total Liabilities	5,559.5	5,136.1
Preferred Stock:		
Convertible preferred stock (*)	-	.3
Common Shareholders' Equity:		
Common stock(*)	123.7	122.1
Additional paid-in capital	253.1	219.8
Retained earnings	2,700.5	2,383.2
Accumulated other comprehensive income	111.0	91.1
Treasury stock (at cost) (*)	(32.6)	(32.6)
Total Common Shareholders' Equity	3,155.8	2,783.7
Total Liabilities, Preferred Stock and Common Shareholders' Equity.	$ 8,715.4	$ 7,920.2

(*) At December 31, 2002 and 2001, there were 75,000,000 shares of $0.01 par value preferred stock authorized, of which 5,800 in 2002 and 44,591 in 2001 were convertible preferred shares issued and outstanding. As of the same dates, there were 500,000,000 shares of common stock, $1.00 par value, authorized, of which 123,791,366 in 2002 and 122,168,699 in 2001 were issued and outstanding. At December 31, 2002 and 2001, there were 100,000,000 shares of Class B Common Stock, $1.00 par value, authorized, of which no shares were issued. Common shares classified as treasury stock were 3,192,597 and 3,191,368 as of December 31, 2002 and 2001, respectively.

See accompanying Notes to Consolidated Financial Statements.

Old Republic International Corporation and Subsidiaries

Consolidated Statements of Income (All amounts, except common share data, are expressed in millions)

	Years Ended December 31,		
	2002	2001	2000
Revenues:			
Net premiums earned	**$ 2,135.4**	$ 1,786.8	$ 1,550.3
Title, escrow, and other fees	**288.5**	242.6	186.4
Net investment income	**272.6**	274.7	273.9
Realized investment gains	**13.9**	29.7	33.6
Other income	**45.8**	39.4	26.1
	2,756.4	2,373.4	2,070.6
Benefits, Losses and Expenses:			
Benefits, claims, and settlement expenses	**975.3**	861.0	760.3
Dividends to policyholders	**(.4)**	(.4)	.9
Underwriting, acquisition, and insurance expenses	**1,212.0**	989.9	861.7
Interest and other charges	**8.5**	18.9	21.2
	2,195.4	1,869.5	1,644.2
Income before income taxes and items below	**560.9**	503.9	426.4
Income Taxes: Currently payable	**109.1**	104.4	74.3
Deferred	**58.5**	55.2	56.7
Total	**167.7**	159.7	131.0
Income before items below	**393.2**	344.2	295.3
Equity in earnings of unconsolidated subsidiaries and minority interests	**(.2)**	2.7	2.2
Net Income	**$ 392.9**	$ 346.9	$ 297.5
Net Income Per Share:			
Basic:	**$ 3.26**	$ 2.92	$ 2.49
Diluted:	**$ 3.23**	$ 2.88	$ 2.47
Average number of common and common equivalent shares outstanding: Basic	**120,575,550**	118,957,511	119,318,408
Diluted	**121,548,877**	120,327,906	120,197,044
Dividends Per Common Share:			
Cash	**$ .63**	$ .59	$ .55

See accompanying Notes to Consolidated Financial Statements.

Old Republic International Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

(All amounts, except common share data, are expressed in millions)

	Years Ended December 31,		
	2002	2001	2000
Net income as reported	**$ 392.9**	$ 346.9	$ 297.5
Other comprehensive income (loss):			
Foreign currency translation adjustment	**.6**	(2.4)	(1.6)
Unrealized gains on securities:			
Unrealized gains arising during period	**43.6**	118.8	118.2
Less: elimination of pretax realized gains included in income as reported	**13.9**	29.7	33.6
Pretax unrealized gains on securities carried at market value	**29.6**	89.1	84.5
Deferred income taxes	**10.3**	31.2	29.5
Net unrealized gains on securities	**19.2**	57.9	54.9
Net adjustments	**19.9**	55.4	53.3
Comprehensive income	**$ 412.9**	$ 402.4	$ 350.9

See accompanying Notes to Consolidated Financial Statements.

Old Republic International Corporation and Subsidiaries

Consolidated Statements of Preferred Stock and Common Shareholders' Equity (All amounts, except common share data, are expressed in millions)

	Years Ended December 31,		
	2002	2001	2000
Convertible Preferred Stock:			
Balance, beginning of year	$ .3	$ .7	$ .7
Exercise of stock options	-	-	-
Converted into common stock	(.2)	(.4)	(.1)
Balance, end of year	$ -	$ .3	$ .7
Common Stock:			
Balance, beginning of year	$ 122.1	$ 121.4	$ 156.6
Dividend reinvestment plan	-	-	-
Exercise of stock options	1.3	.6	1.1
Conversion of convertible preferred stock	-	-	-
Treasury stock retired	-	-	(36.4)
Acquisition of subsidiary	.1	-	-
Balance, end of year	$ 123.7	$ 122.1	$ 121.4
Additional Paid-in Capital:			
Balance, beginning of year	$ 219.8	$ 207.8	$ 627.8
Dividend reinvestment plan	.6	.6	.6
Exercise of stock options	27.9	11.0	16.5
Conversion of convertible preferred stock	.2	.3	-
Treasury stock retired	-	-	(437.2)
Acquisition of subsidiary	4.4	-	-
Balance, end of year	$ 253.8	$ 219.8	$ 207.8
Unallocated Shares - ESSOP:			
Balance, beginning of year	$ -	$ -	$ (2.5)
Change for the year	-	-	2.5
Balance, end of year	$ -	$ -	$ -
Retained Earnings:			
Balance, beginning of year	$ 2,383.2	$ 2,106.4	$ 1,873.9
Net income	392.9	346.9	297.5
Cash dividends on common stock	(75.7)	(70.0)	(65.0)
Cash dividends on preferred stock	-	-	(.1)
Balance, end of year	$ 2,700.5	$ 2,383.2	$ 2,106.4
Accumulated Other Comprehensive Income:			
Balance, beginning of year	$ 91.1	$ 35.6	$ (17.6)
Foreign currency translation adjustments	.6	(2.4)	(1.6)
Net unrealized gains on securities	19.2	57.9	54.9
Balance, end of year	$ 111.0	$ 91.1	$ 35.6
Treasury Stock:			
Balance, beginning of year	$ (32.6)	$ (32.6)	$ (439.8)
Acquired during the year	-	-	(66.4)
Retired during the year	-	-	473.6
Balance, end of year	$ (32.6)	$ (32.6)	$ (32.6)

See accompanying Notes to Consolidated Financial Statements.

Old Republic International Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(All amounts, except common share data, are expressed in millions)

	Years Ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income	**$ 392.9**	$ 346.9	$ 297.5
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred policy acquisition costs	**(18.6)**	(32.8)	1.9
Premiums and other receivables	**(54.4)**	(146.2)	(24.1)
Unpaid claims and related items	**128.6**	31.7	(38.5)
Future policy benefits and policyholders' funds	**85.7**	188.6	20.6
Income taxes	**50.0**	57.4	64.7
Reinsurance balances and funds	**10.7**	26.8	(8.2)
Accounts payable, accrued expenses and other	**76.2**	54.1	30.2
Total	**671.2**	526.7	344.1
Cash flows from investing activities:			
Sales of fixed maturity securities:			
Held to maturity:			
Maturities and early calls	**328.9**	254.1	240.7
Other	**1.0**	2.9	-
Available for sale:			
Maturities and early calls	**258.1**	240.8	188.3
Other	**195.9**	59.9	108.1
Sales of equity securities	**96.7**	67.4	61.6
Sales of other investments	**2.0**	2.9	3.1
Sales of fixed assets for company use	**1.3**	1.8	.9
Cash and short-term investments of subsidiary acquired	**1.7**	-	-
Purchases of fixed maturity securities:			
Held to maturity	**(279.1)**	(293.7)	(71.6)
Available for sale	**(915.6)**	(629.4)	(472.5)
Purchases of equity securities	**(305.7)**	(146.8)	(156.8)
Purchases of other investments	**(2.6)**	(3.7)	(16.6)
Purchases of fixed assets for company use	**(16.3)**	(14.6)	(12.7)
Other-net	**(16.8)**	(4.9)	(10.5)
Total	**(650.4)**	(463.2)	(138.0)
Cash flows from financing activities:			
Increase in term loans	**-**	30.0	75.0
Issuance of preferred and common shares	**22.0**	9.3	13.7
Repayments of term loans	**(15.0)**	(109.0)	(40.0)
Redemption of debentures and notes	**(2.8)**	(1.0)	(2.7)
Dividends on common shares	**(75.7)**	(70.0)	(65.0)
Dividends on preferred shares	**-**	-	(.1)
Purchases of treasury shares	**-**	-	(66.4)
Other-net	**5.3**	2.8	(3.6)
Total	**(66.2)**	(137.8)	(89.2)
Increase (decrease) in cash and short-term investments	(45.5)	(74.4)	116.9
Cash and short-term investments, beginning of year	**336.6**	411.0	294.1
Cash and short-term investments, end of year	**$ 291.1**	$ 336.6	$ 411.0

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(All amounts, except common share data, are expressed in millions)

Old Republic International Corporation is a Chicago-based insurance holding company with subsidiaries engaged in the general (property & liability), mortgage guaranty, title, and life (life & disability) insurance businesses. In this report, "Old Republic", "the Corporation", or "the Company" refers to Old Republic International Corporation and its subsidiaries as the context requires. The aforementioned insurance segments are organized as the Old Republic General Insurance, Mortgage Guaranty, Title Insurance, and Life Insurance Groups, and references herein to such groups apply to the Company's subsidiaries engaged in the respective segments of business. See Note 6 for a discussion of the Company's business segments.

Note 1-Summary of Significant Accounting Policies-The significant accounting policies employed by Old Republic International Corporation and its subsidiaries are set forth in the following summary.

(a) Consolidation Practices-The consolidated financial statements include the accounts of the Corporation and those of its major insurance underwriting and service subsidiaries. Non-consolidated insurance marketing and service subsidiaries are insignificant and are reflected on the equity basis of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Accounting Principles-The Corporation's insurance underwriting subsidiaries maintain their records in conformity with accounting practices prescribed or permitted by state insurance regulatory authorities. In consolidating such subsidiaries, adjustments have been made to conform their accounts with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Investments-The Company may classify its invested assets in terms of those assets relative to which it either (1) has the positive intent and ability to hold until maturity, (2) has available for sale or (3) has the intention of trading. As of December 31, 2002, the Company's invested assets were classified solely as "held to maturity" or "available for sale."

Fixed maturity securities classified as "held to maturity" are generally carried at amortized costs while fixed maturity securities classified as "available for sale" and other preferred and common stocks (equity securities) are included at fair value with changes in such values, net of deferred income taxes, reflected directly in shareholders' equity. Fair values for fixed maturity securities and equity securities are based on quoted market prices or estimates using values obtained from independent pricing services as applicable. The Company periodically reviews the securities in its investment portfolio, and the carrying values of investments which are deemed to be other than temporarily impaired are adjusted as appropriate. In reviewing investments for other than temporary impairment, the Company, in addition to a security's market price history, considers the issuer's operating results, financial condition and liquidity, its ability to access capital markets, credit rating trends, most current audit opinion, industry and securities markets conditions, and analyst expectations, in their totality to reach its conclusions. The Company recognized other than temporary impairments of investments in the amounts of $19.0 and $6.7 for the years ended December 31, 2002 and 2001, respectively; no such impairments were recognized during the year ended December 31, 2000.

The amortized cost and estimated fair values of fixed maturity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Fixed Maturity Securities:				
December 31, 2002:				
Held to maturity:				
Utilities	$ 754.4	$ 43.8	$ 2.4	$ 795.8
Tax-exempt	1,299.7	76.1	-	1,375.9
	$ 2,054.1	$ 120.0	$ 2.5	$ 2,171.7
Available for sale:				
U.S. & Canadian Governments	$ 929.1	$ 47.1	$ -	$ 976.2
Corporate	2,060.2	151.4	15.4	2,196.2
	$ 2,989.4	$ 198.5	$ 15.5	$ 3,172.4
Fixed Maturity Securities:				
December 31, 2001:				
Held to maturity:				
Utilities	$ 777.6	$ 25.3	$ 2.2	$ 800.7
Tax-exempt	1,333.4	41.2	2.5	1,372.1
Redeemable preferred stocks	.7	-	-	.7
	$ 2,111.8	$ 66.5	$ 4.8	$ 2,173.6
Available for sale:				
U.S. & Canadian Governments	$ 844.1	$ 25.2	$ .3	$ 869.0
Corporate	1,692.2	61.2	12.2	1,741.2
	$ 2,536.4	$ 86.5	$ 12.6	$ 2,610.2

The amortized cost and estimated fair value at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Fixed Maturity Securities:		
Held to Maturity:		
Due in one year or less	$ 388.3	$ 393.3
Due after one year through five years	1,189.9	1,265.5
Due after five years through ten years	473.7	510.6
Due after ten years	2.0	2.1
	$ 2,054.1	$ 2,171.7
Available for Sale:		
Due in one year or less	$ 287.8	$ 293.2
Due after one year through five years	1,630.4	1,707.7
Due after five years through ten years	1,033.6	1,122.4
Due after ten years	37.5	49.0
	$ 2,989.4	$ 3,172.4

Bonds and other investments carried at $143.3 as of December 31, 2002 were on deposit with governmental authorities by the Corporation's insurance subsidiaries to comply with insurance laws.

A summary of the Company's equity securities follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Equity Securities:				
December 31, 2002:				
Common stocks	$ 518.0	$ 63.0	$ 69.8	$ 511.2
Perpetual preferred stocks	2.2	-	.1	2.2
	$ 520.3	$ 63.1	$ 69.9	$ 513.5
December 31, 2001:				
Common stocks	$ 316.6	$ 88.9	$ 15.7	$ 389.8
Perpetual preferred stocks	1.7	-	-	1.7
	$ 318.3	$ 89.0	$ 15.8	$ 391.6

Investment income is reported net of allocated expenses and includes appropriate adjustments for amortization of premium and accretion of discount on fixed maturity securities acquired at other than par value. Dividends on equity securities are credited to income on the ex-dividend date. Realized investment gains and losses, which are comprised of sales of securities and provisions or write-downs of securities, are reflected as revenues in the income statement and are determined on the basis of amortized value at date of sale for fixed maturity securities, and cost in regard to equity securities; such bases apply to the specific securities sold. Unrealized investment gains and losses, net of any deferred income taxes, are recorded directly as a component of accumulated other comprehensive income.

The Company reviews the status and market value changes of its securities portfolio on at least a quarterly basis during the year, and any provisions for other than temporary impairments in the portfolio's value are evaluated and established at each quarterly balance sheet date. In management's opinion, the Company's high quality and diversified portfolio, which consists largely of publicly traded securities, has been a basic reason for the absence of major impairment provisions in the periods reported upon. At December 31, 2002, the Corporation and its subsidiaries had an immaterial amount of non-income producing fixed maturity securities and holdings of U.S. Treasury tax and loss bonds in the amount of $391.5 held as required by its mortgage insurance subsidiaries for the payment of deferred income taxes.

The following table reflects the composition of net investment income, net realized gains or losses, and the net change in unrealized investment gains or losses for each of the years shown:

	Years Ended December 31,		
	2002	2001	2000
Investment income from:			
Fixed maturity securities	$ 253.1	$ 251.3	$ 245.7
Equity securities	12.4	7.9	7.6
Short-term investments	6.0	15.8	18.3
Other sources	5.2	6.1	8.6
Gross investment income	276.9	281.3	280.2
Investment expenses (1)	4.2	6.5	6.2
Net investment income	$ 272.6	$ 274.7	$ 273.9
Realized gains (losses) on:			
Fixed maturity securities:			
Held to maturity	$ (2.4)	$ (2.2)	$ -
Available for sale:			
Gains	4.0	3.1	1.4
Losses	(2.7)	(5.1)	(.5)
Net	1.3	(1.9)	.8
Total	(1.1)	(4.1)	.8
Equity securities & other long-term investments	15.0	33.9	32.9
Total	13.9	29.7	33.6
Income taxes	4.8	13.5	11.7
Net realized gains	$ 9.0	$ 16.1	$ 21.8
Changes in unrealized investment gains (losses) on:			
Fixed maturity securities:			
Held to maturity (2)	$ 55.7	$ 33.6	$ 47.2
Available for sale	$ 109.1	$ 60.8	$ 46.2
Less: Deferred income taxes	38.1	21.3	16.1
Net changes in unrealized investment gains	$ 71.0	$ 39.5	$ 30.0
Equity securities & other long-term investments	$ (79.4)	$ 28.2	$ 38.3
Less: Deferred income taxes (credits)	(27.7)	9.9	13.3
Net changes in unrealized investment gains (losses)	$ (51.7)	$ 18.3	$ 24.9

(1) Investment expenses consist of personnel costs and investment management and custody service fees, and includes interest incurred on funds held of $.3, $1.4 and $1.5 for the years ended December 31, 2002, 2001 and 2000, respectively.
(2) Deferred income taxes do not apply since these securities are carried at amortized cost.

(d) Revenue Recognition-Pursuant to generally accepted accounting principles applicable to the insurance industry, benefits, claims, and expenses are associated with the related revenues by means of the provision for policy benefits, the deferral and subsequent amortization of acquisition costs, and the recognition of incurred benefits, claims and operating expenses.

General insurance (property and liability) and level-term credit life insurance premiums are reflected in income on a pro-rata basis. Earned but unbilled premiums are generally taken into income on the billing date, and adjustments for retrospective premiums, commissions and similar charges are accrued on the basis of periodic evaluations of current underwriting experience and contractual obligations. First year and renewal mortgage guaranty premiums are recognized as income on a straight-line basis except that a portion of first year premiums received for certain high risk policies is deferred and reported as earned over the estimated policy life, including renewal periods. Single premiums for mortgage guaranty policies covering more than one year are earned on an accelerated basis over the policy term. Title insurance premiums are recognized as income upon the substantial completion of the policy issuance process. Title abstract, escrow, service, and other fees are taken into income at the time of closing of the related escrow. Ordinary life premiums are recognized as revenue when due. Decreasing term credit life and credit disability/accident & health insurance premiums are generally earned on a sum-of-the-years-digits or similar method.

(e) Deferred Policy Acquisition Costs-The Corporation's insurance subsidiaries, other than title companies, defer certain costs which vary with and are primarily related to the production of business. Deferred costs consist principally of commissions, premium taxes, marketing, and policy issuance expenses. With respect to most coverages, deferred acquisition costs are amortized on the same basis as the related premiums are earned or, alternatively, over the periods during which premiums will be paid or underwriting and claim services performed. The following table summarizes deferred policy acquisition costs and related data for the years shown:

	Years Ended December 31,		
	2002	2001	2000
Deferred, beginning of year	$ 179.8	$ 148.1	$ 151.1
Acquisition costs deferred:			
Commissions - net of reinsurance	159.3	151.0	122.2
Premium taxes	45.5	40.0	31.0
Salaries and other marketing expenses	92.1	84.1	72.0
Sub-total	297.0	275.1	225.2
Amortization charged to income	(279.1)	(243.3)	(228.3)
Change for the year	17.9	31.8	(3.1)
Deferred, end of year	$ 197.8	$ 179.8	$ 148.1

(f) Future Policy Benefits/Unearned Premiums-General insurance and level term credit life insurance policy liabilities represent unearned premium reserves developed by application of monthly pro-rata factors to premiums in force. Disability/accident & health and decreasing term credit life insurance policy liabilities are calculated primarily on a sum-of-the-years-digits method. Mortgage guaranty unearned premium reserves are calculated primarily on a pro-rata basis. Ordinary life policy liabilities are determined on a level premium method and take into account mortality and withdrawal rates based principally on anticipated company experience; assumed interest rates range from 3.0% to 6.0%.

At December 31, 2002 and 2001, the Life Insurance Group had $7,383.6 and $7,500.4, respectively, of net life insurance in force. Future policy benefits and unearned premiums, consisted of the following:

	December 31,	
	2002	2001
Future Policy Benefits:		
Life Insurance Group:		
Life insurance	$ 69.3	$ 70.8
Disability/accident & health	34.0	39.5
Total	$ 103.4	$ 110.4
Unearned Premium:		
General Insurance Group	$ 666.4	$ 565.1
Mortgage Guaranty Group	42.9	38.9
Total	$ 709.3	$ 604.1

The Company has previously issued directly or assumed as a reinsurer certain insurance policies generally categorized as financial guarantees. All such business has been in run off mode for several years. The major types of guarantees pertain to (a) state, municipal and other general or special revenue bonds and (b) variable interest rate guarantees. The types of risks involved include failure by the bond issuer to make timely payment of principal and interest and changes in interest rates. The degree of risk pertaining to these insurance products is largely dependent on the effects of general economic cycles and changes in the credit worthiness of issuers whose obligations have been guaranteed. Premiums received for financial guarantee policies are generally earned over the terms of the contract (which may range between 5 and 30 years) or on the basis of current exposure relative to maximum exposure in force. Since losses on financial guarantee insurance products cannot be predicted reliably, the Company's unearned premium reserves serve as the primary income recognition and loss reserving mechanism. When losses become known and determinable, they are paid or placed in reserve and the remaining directly-related unearned premiums are taken into income. No assurance can be given that unearned premiums will be greater or less than ultimate incurred losses on these policies.

The following table reflects certain data pertaining to net insurance in force for the Company's financial guarantee business at the dates shown:

	Years Ended December 31,	
	2001	2001
Net Insurance in Force:		
Bonds	$ 1,405.8	$ 1,680.8
Other	-	.2
Net Unearned Premiums:		
Bonds	7.8	9.1
Other	$ -	$ .2

With respect to mortgage guaranty insurance (net insurance in force of $112,916.4and $97,709.0 at December 31, 2002 and 2001, respectively) the Company's reserving policies are set forth below in Note 1(g).

(g) Losses, Claims and Settlement Expenses-The establishment of claim reserves by the Company's insurance subsidiaries is a reasonably complex and dynamic process influenced by a large variety of factors. These factors include past experience applicable to the anticipated costs of various types of claims, continually evolving and changing legal theories emanating from the judicial system, recurring accounting, statistical, and actuarial studies, the professional experience and expertise of the Company's claim departments' personnel or attorneys and independent adjusters retained to handle individual claims, the effect of inflationary trends on future claim settlement costs, and ongoing changes in claim frequency or severity patterns such as those caused by natural disasters, illnesses, accidents, work-related injuries, or changes in economic conditions. Consequently, the reserve-setting process relies on the judgments and opinions of a large number of persons, on the application and interpretation of historical precedent and trends, and on expectations as to future developments. At any point in time, the Company and the insurance industry are exposed to possibly higher than anticipated claim costs due to the aforementioned factors, and to the evolution, interpretation, and expansion of tort law, as well as the effects of unexpected jury verdicts.

All reserves are necessarily based on estimates which are periodically reviewed and evaluated in the light of emerging claim experience and changing circumstances. The resulting changes in estimates are recorded in operations of the periods during which they are made. Return and additional premiums and policyholders' dividends, all of which tend to be affected by development of claims in future years, may offset, in whole or in part, developed claim redundancies or deficiencies for certain coverages such as workers' compensation, a portion of which are written under loss sensitive programs that provide for such adjustments. The Company believes that its overall reserving practices have been consistently applied over many years, and that its aggregate net reserves have produced reasonable estimates of the ultimate net costs of claims incurred. However, no representation is made that ultimate net claim and related costs will not be greater or lower than previously established reserves.

General Insurance Group reserves are established to provide for the ultimate expected cost of settling unpaid losses and claims reported at each balance sheet date. Such reserves are based on continually evolving assessments of the facts available to the Company during the settlement process which may stretch over long periods of time. Long-term disability-type workers' compensation reserves are discounted to present value based on interest rates ranging from 3.5% to 4.0%. Losses and claims incurred but not reported, as well as expenses required to settle losses and claims are established on the basis of various criteria, including historical cost experience and anticipated costs of servicing reinsured and other risks. Estimates of possible recoveries from salvage or subrogation rights are considered in the establishment of such reserves as applicable.

Early in 2001, the Federal Department of Labor revised the Federal Black Lung Program regulations. The revisions basically require a re-evaluation of previously settled, denied, or new occupational disease claims in the context of newly devised, more lenient standards when such claims are resubmitted. Following a number of challenges and appeals by the insurance and coal mining industries, the revised regulations were, for the most part, upheld in June, 2002 and are to be applied prospectively. Since the final quarter of 2001 black lung claims filed or refiled pursuant to these anticipated and now final regulations have increased. The vast majority of claims filed to date against Old Republic pertain to business underwritten through loss sensitive programs that permit the charge of additional or refund of return premiums to wholly or partially offset changes in estimated claim costs, or to business underwritten as a service carrier on behalf of various industry-wide involuntary market (i.e. assigned risk) pools. A much smaller portion pertains to business produced on a traditional risk transfer basis. The Company has established applicable reserves for claims as they have been reported and for claims not as yet reported on the basis of its historical experience and assumptions as to the effect of the revised regulations. Inasmuch as a variety of challenges are likely as the revised regulations are implemented in the actual claim settlement process, the potential impact on reserves, gross and net of reinsurance or retrospective premium adjustments, resulting from such regulations cannot as yet be estimated with reasonable certainty.

Old Republic's reserve estimates also include provisions for indemnity and settlement costs for various asbestosis and environmental impairment ("A&E") claims that have been filed in the normal course of business against a number of its insurance subsidiaries. Many such claims relate to policies issued prior to 1985, including many issued during a short period between 1981 and 1982 pursuant to an agency agreement canceled in 1982. Over the years, the Corporation's property and liability insurance subsidiaries have typically issued general liability insurance policies with face amounts ranging between $1.0 and $2.0 and rarely exceeding $10.0. Such policies have, in turn, been subject to reinsurance cessions which have typically reduced the Corporation's retentions to $.5 or less as to each claim. At December 31, 2002, the Corporation's aggregate indemnity and loss adjustment expense reserves specifically identified with A&E exposures amounted to approximately $104.5 gross, and $56.9 net of reinsurance. Based on average annual claims payments during the five most recent calendar years, such reserves represented 9.1 years (gross) and 14.9 years (net) of average annual claims payments. Old Republic's exposure to A&E claims cannot, however, be calculated by conventional insurance reserving methods for a variety of reasons, including: a) the absence of statistically valid data inasmuch as such claims typically involve long reporting delays and very often uncertainty as to the number and identity of insureds against whom such claims have arisen or will arise; and b) the litigation history of such or similar claims for insurance industry members that has produced court decisions that have been inconsistent with regard to such questions as when an alleged loss occurred, which policies provide coverage, how a loss is to be allocated among potentially responsible insureds and/or their insurance carriers, how policy coverage exclusions are to be interpreted, what types of environmental impairment or toxic tort claims are covered, when the insurer's duty to defend is triggered, how policy limits are to be calculated, and whether clean-up costs constitute property damage. In recent times, the Executive Branch and/or the Congress of the United States have proposed or considered changes in the legislation and rules affecting the determination of liability for environmental and asbestosis claims. As of December 31, 2002, however, there is no solid evidence to suggest that possible future changes might mitigate or reduce some or all of these claim exposures. Because of the above issues and uncertainties, estimation of reserves for losses and allocated loss adjustment expenses for A&E claims in particular is much more difficult or impossible. Accordingly, no representation can be made that the Corporation's reserves for such claims and related costs will not prove to be overstated or understated in the future.

Mortgage guaranty loss and loss adjustment expense reserve estimates are based on reported insured mortgage loan defaults, as well as experience-based estimates of loan defaults that have occurred but have not as yet been reported as of each balance sheet date. In making all these estimates, such variables as trends in net claim severity, salvage and cure rates for mortgages at varying stages of default, and trends in employment levels and housing market activity are considered.

Title insurance and related escrow service loss and loss adjustment expense reserves are established to cover the estimated settlement costs of known as well as claims incurred but not reported. Reserves for known claims are based on an assessment of the facts available to the Company during the settlement process. Reserves for claims incurred but not reported are established concurrently with the recognition of premium and escrow service revenues based on past experience and an evaluation of such variables as changes and trends in the types of policies issued, and changes in real estate market and interest rate environments that can have a bearing on the emergence, number, and ultimate cost of claims.

Life and health insurance claim reserves also take into account estimates of the costs of settling known as well as incurred but not reported claims. Such estimates are based on an assessment of the facts available during the settlement process and past experience as to the emergence and severity of unreported claims.

The following table shows an analysis of changes in aggregate reserves for the Company's losses, claims and settlement expenses for each of the years shown:

	Years Ended December 31,		
	2002	2001	2000
Gross reserves at beginning of year	$ 3,451.0	$ 3,389.5	$ 3,433.7
Less: reinsurance losses recoverable	1,273.3	1,243.9	1,248.9
Net reserves at beginning of year	2,177.6	2,145.6	2,184.8
Incurred claims and claim adjustment expenses:			
Provisions for insured events of the current year	1,049.4	983.6	911.5
Change in provision for insured events of prior years	(76.5)	(126.6)	(153.5)
Total incurred claims and claim adjustment expenses	972.9	857.0	758.1
Payments:			
Claims and claim adjustment expenses attributable to insured events of the current year	312.9	319.8	306.7
Claims and claim adjustment expenses attributable to insured events of prior years	531.5	505.0	490.7
Total payments	844.5	824.9	797.3
Amount of reserves for unpaid claims and claim adjustment expenses at the end of each year, net of reinsurance losses recoverable	2,306.0	2,177.6	2,145.6
Reinsurance losses recoverable	1,370.7	1,273.3	1,243.9
Gross reserves at end of year	$ 3,676.8	$ 3,451.0	$ 3,389.5

For the three most recent calendar years, the above table indicates, on line (5), that the one-year development of consolidated reserves at the beginning of each year produced average annual redundancies of about 5.5%. The Company believes that the factors most responsible, in varying and continually changing degrees, for such redundancies included greater than originally estimated salvage and subrogation recoveries, better than expected employment levels that can reduce the number of insured mortgage loans that actually default, greater than anticipated sales and rising prices of homes that can reduce claim costs upon the sale of foreclosed properties, higher levels of loan refinancing activity that can reduce the period of time over which a policy remains at risk, and lower than expected frequencies of claims incurred but not reported. The factors most responsible for producing varying offsetting levels of reserve deficiencies include the effect of reserve discounts applicable to workers' compensation claims, higher than expected severity of litigated claims in particular, governmental or judicially imposed retroactive conditions in the settlement of claims such as noted above in regard to black lung disease claims, greater than anticipated inflation rates applicable to repairs and the medical portion of claims in particular, and higher than expected claims incurred but not reported due to the slower emergence patterns applicable to certain types of claims such as those stemming from litigated, assumed reinsurance, or the A&E types of claims noted above.

(h) Income Taxes-The Corporation and most of its subsidiaries file a consolidated tax return and provide for income taxes payable currently. Deferred income taxes included in the accompanying consolidated financial statements will not necessarily become payable/recoverable in the future. The Company uses the asset and liability method of calculating deferred income taxes. This method calls for the establishment of a deferred tax, calculated at currently enacted tax rates that are applied to the cumulative temporary differences between financial statement and tax bases of assets and liabilities.

The provision for combined current and deferred income taxes reflected in the consolidated statements of income does not bear the usual relationship to operating income before taxes as the result of permanent and other differences between pretax income and taxable income determined under existing tax regulations. The more significant differences, their effect on the statutory income tax rate, and the resulting effective income tax rates are summarized below:

	Years Ended December 31,		
	2002	2001	2000
Statutory tax rate	35.0%	35.0%	35.0%
Tax rate increases (decreases):			
Tax-exempt interest	(3.1)	(3.5)	(4.3)
Dividends received exclusion	(.4)	(.3)	(.4)
Other items – net (*)	(1.6)	.5	.4
Effective tax rate	29.9%	31.7%	30.7%

(*) Tax and related interest recoveries of $10.9 were recorded in the second quarter of 2002 as a result of the favorable resolution of tax issues dating back to the Company's 1987 tax return. This adjustment reduced the effective tax rate by approximately 1.9 percentage points.

The tax effects of temporary differences that give rise to significant portions of the Company's net deferred tax recoverable (payable) are as follows at the dates shown:

	December 31,		
	2002	2001	2000
Deferred Tax Assets:			
Future policy benefits	$ 4.8	$ 5.9	$ 6.1
Losses, claims, and settlement expenses	148.5	140.4	143.9
Other	19.4	19.4	19.2
Total deferred tax assets	172.8	165.9	169.3
Deferred Tax Liabilities:			
Unearned premium reserves	26.5	25.9	28.0
Deferred policy acquisition costs	65.0	55.4	49.8
Mortgage guaranty insurers' contingency reserves	446.5	391.9	337.7
Fixed maturity securities adjusted to cost	9.5	8.9	8.4
Net unrealized investment gains	66.0	55.5	24.6
Title plants and records	4.4	4.4	4.4
Other	-	-	5.8
Total deferred tax liabilities	618.1	542.4	459.1
Net deferred tax liabilities	$ (445.2)	$ (376.5)	$ (289.8)

Pursuant to special provisions of the Internal Revenue Code pertaining to mortgage guaranty insurers, a contingency reserve (established in accordance with insurance regulations designed to protect policyholders against extraordinary volumes of claims) is deductible from gross income. The tax benefits obtained from such deductions must, however, be invested in a special type of non-interest bearing U.S. Government Tax and Loss Bond. For Federal income tax purposes, the amounts deducted for the contingency reserve are taken into gross statutory taxable income (a) when the contingency reserve is permitted to be charged for losses under state law or regulation, (b) in the event operating losses are incurred, or (c) in any event upon the expiration of ten years.

Life insurance companies domiciled in the United States and qualifying as life insurers for tax purposes are taxed under special provisions of the Internal Revenue Code. As a result of legislation, 1983 and prior years' tax deferred earnings (cumulatively $13.3 at December 31, 2002) credited to the former memorandum "policyholders' surplus account" will generally not be taxed unless they are subsequently distributed to shareholders. The Company does not presently anticipate any distribution or payment of taxes on such earnings in the future.

During 2002, the Corporation and its subsidiaries settled tax years 1991-1995 with the Internal Revenue Service ("IRS") for a net immaterial amount which had no significant effect on the Corporation's financial condition or results of operations. The IRS has recently started an examination of the 1998-2000 tax years, but has not proposed any significant adjustments.

(i) Property and Equipment-Property and equipment is generally depreciated or amortized over the estimated useful lives of the assets, (2 to 27 years), substantially by the straight-line method. Expenditures for maintenance and repairs are charged to income as incurred, and expenditures for major renewals and additions are capitalized.

(j) Title Plants and Records-Title plants and records are carried at original cost or appraised value at date of purchase. Such values represent the cost of producing or acquiring interests in title records and indexes and the appraised value of purchased subsidiaries' title records and indexes at dates of acquisition. The cost of maintaining, updating, and operating title records is charged to income as incurred. Title records and indexes are ordinarily not amortized unless events or circumstances indicate that the carrying amount of the capitalized costs may not be recoverable.

(k) Goodwill-Through December 31, 2001, the costs of certain purchased subsidiaries in excess of related book values (goodwill) at date of acquisition had been amortized against operations principally over 40 years using the straight-line method. Amortization of goodwill amounted to $4.2 in 2001 and $4.1 in 2000.

Under Statement of Financial Accounting Standards No. 142 (FAS-142) "Goodwill and Other Intangible Assets", which took effect for fiscal years beginning after December 15, 2001, all goodwill resulting from business combinations will no longer be amortized against operations but must be tested periodically for possible impairment of its continued value. Such a test was performed early in 2002 and did not result in impairment charges.

(l) Employee Benefit Plans- The Corporation has several pension plans covering a portion of its work force. The plans are defined benefit plans pursuant to which pension payments are based primarily on years of service and employee compensation near retirement. It is the Corporation's policy to fund the plans' costs as they accrue. Plan assets are comprised principally of bonds, common stocks and short-term investments.

The changes in the projected benefit obligation are as follows:

	Years Ended December 31,		
	2002	2001	2000
Projected benefit obligation at beginning of year	$ 144.2	$ 127.7	$ 123.3
Increases (decreases) during the year attributable to:			
Service cost	4.9	4.3	3.9
Interest cost	10.2	9.5	9.0
Actuarial (gains) losses	9.8	6.7	(1.4)
Benefits paid	(7.7)	(7.3)	(7.0)
Plan merger	-	3.1	-
Net increase for year	17.3	16.5	4.3
Projected benefit obligation at end of year	$ 161.6	$ 144.2	$ 127.7

The changes in the fair value of net assets available for plan benefits are as follows:

	Years Ended December 31,		
	2002	2001	2000
Fair value of net assets available for plan benefits at beginning of the year	$ 158.2	$ 143.8	$ 129.0
Increases (decreases) during the year attributable to:			
Actual return on plan assets	(1.2)	13.7	19.9
Sponsor contributions	8.1	5.1	2.1
Benefits paid	(7.7)	(7.3)	(7.0)
Administrative expenses	(.3)	(.1)	(.1)
Plan merger	(.3)	3.1	-
Net increase (decrease) for year	(1.6)	14.4	14.8
Fair value of net assets available for plan benefits at the end of the year	$ 156.6	$ 158.2	$ 143.8

A reconciliation of the funded status of the plans is as follows:

	December 31,	
	2002	2001
Plan assets in excess of (less than) projected benefit obligations	$ (4.9)	$ 13.9
Prior service cost not yet recognized in net periodic pension cost	.2	.1
Unrecognized net (gain) loss	20.4	(4.6)
Pension asset recognized in the consolidated balance sheet	$ 15.7	$ 9.5

The components of annual net periodic pension cost (credit) for the plans consisted of the following:

	Years Ended December 31,		
	2002	2001	2000
Service cost	$ 4.9	$ 4.3	$ 3.9
Interest cost	10.2	9.5	9.0
Expected return on plan assets	(7.5)	(13.2)	(11.8)
Amortization of unrecognized transition liability	-	-	(.5)
Recognized (gain) loss	(5.2)	1.4	1.5
Net cost	$ 2.4	$ 2.2	$ 2.1

The projected benefit obligations for the plans were determined using the following weighted-average assumptions at the dates shown:

	December 31,	
	2002	2001
Settlement discount rates	7.00 %	7.34 %
Rates of compensation increase	3.37 %	3.36 %
Long-term rates of return on plans' assets	8.37 %	8.38 %

Included in the plans' assets are Common Shares of the Company valued at $6.1 as of December 31, 2002 and 2001.

The Corporation has a number of profit sharing and other incentive compensation programs for the benefit of a substantial number of its employees. The costs related to such programs are summarized below:

	Years Ended December 31,		
	2002	2001	2000
Employees Savings and Stock Ownership Plan	$ 5.0	$ 4.7	$ 2.3
Other profit sharing	6.7	6.0	5.4
Deferred and incentive compensation	$ 24.3	$ 15.0	$ 11.4

The Company sponsors an Employees Savings and Stock Ownership Plan (ESSOP) in which a majority of its employees participate. The ESSOP initially acquired its stock of the Company in 1987 and prior years. All such shares have been released over the years, and current Company contributions are directed to the open market purchase of its shares. Dividends on released shares are allocated to participants as earnings. The Company's annual contributions are based on a formula that takes growth in net income per share over consecutive five year periods into account. As of December 31, 2002, there were 6,456,913 Common Shares owned by the ESSOP all of which were released and allocated to employees' account balances. There are no repurchase obligations in existence.

(m) Escrow Funds-Segregated cash deposit accounts and the offsetting liabilities for escrow deposits in connection with Title Insurance Group real estate transactions in the same amounts ($942.8 and $582.3 at December 31, 2002 and 2001, respectively) are not included as assets or liabilities in the accompanying consolidated balance sheets as the escrow funds are not available for regular operations.

(n) Earnings Per Share-Consolidated basic earnings per share excludes the dilutive effect of common stock equivalents and is computed by dividing income available to common stockholders by the weighted-average number of common shares actually outstanding for the year. Diluted earnings per share are similarly calculated with the inclusion of common stock equivalents. The following tables provide a reconciliation of net income and number of shares used in basic and diluted earnings per share calculations.

	Years Ended December 31,		
	2002	2001	2000
Numerator:			
Net Income	$ 392.9	$ 346.9	$ 297.5
Less: Preferred stock dividends	-	-	.1
Numerator for basic earnings per share - income available to common stockholders	392.9	346.9	297.4
Effect of dilutive securities:			
Convertible preferred stock dividends	-	-	.1
Numerator for diluted earnings per share - income available to common stockholders after assumed conversions	$ 392.9	$ 346.9	$ 297.5
Denominator:			
Denominator for basic earnings per share - weighted-average shares	120,575,550	118,957,511	119,318,408
Effect of dilutive securities:			
Stock options	963,237	1,325,415	745,557
Convertible preferred stock	10,090	44,980	133,079
Dilutive potential common shares	973,327	1,370,395	878,636
Denominator for diluted earnings per share - adjusted weighted-average shares and assumed conversions	121,548,877	120,327,906	120,197,044
Basic earnings per share	$ 3.26	$ 2.92	$ 2.49
Diluted earnings per share	$ 3.23	$ 2.88	$ 2.47

o) *Cash Flows*-For purposes of the Consolidated Statements of Cash Flows, the Company considers short-term investments, consisting of money market funds, certificates of deposit, and commercial paper with original maturities of less than 90 days to be cash equivalents. These securities are carried at cost which approximates fair value.

Supplemental cash flow information:

	Years Ended December 31,		
	2002	2001	2000
Cash paid during the year for:			
Interest	$ 9.2	$ 13.0	$ 15.9
Income taxes	109.4	97.8	62.6
	$ 118.7	$ 110.8	$ 78.5

(p) Concentration of Credit Risk-Excluding U.S. government fixed maturity securities, the Company is not exposed to material concentration of credit risks as to any one issuer.

(q) Statement Presentation-Amounts shown in the consolidated financial statements and applicable notes are stated (except as otherwise indicated and as to share data) in millions, which amounts may not add to totals shown due to rounding. Necessary reclassifications are made in prior periods' financial statements whenever appropriate to conform to the most current presentation.

Note 2-Debt-Consolidated debt of Old Republic and its subsidiaries is summarized below:

	December 31,			
	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Commercial paper due within 180 days with an average yield of 1.48% and 2.32%, respectively	$ 19.9	$ 19.9	$ 34.9	$ 34.9
Debentures maturing in 2007 at 7.0%	114.9	124.2	114.9	120.0
Other miscellaneous debt	6.6	6.6	9.1	9.1
Total Debt	$ 141.5	$ 150.7	$ 159.0	$ 164.0

The carrying amount of the Company's commercial paper borrowings approximates its fair value. The fair value of publicly traded debt is based on its quoted market price.

Scheduled maturities of the above debt at December 31, 2002 are as follows: 2003: $22.8; 2004: $ .5; 2005: $ .7; 2006: $ .2; 2007: $115.2; 2008 and after: $1.8. During 2002, 2001 and 2000, $9.3, $13.1 and $15.9, respectively, of interest expense on debt was charged to consolidated operations.

Note 3-Shareholders' Equity - All common and preferred share data herein has been retroactively adjusted as applicable for stock dividends or splits declared through December 31, 2002.

(a) Preferred Stock-The following table shows certain information pertaining to the Corporation's preferred shares issued and outstanding:

	Convertible
Preferred Stock Series:	G(1)
Annual cumulative dividend rate per share	$ (1)
Conversion ratio of preferred into common shares	1 for .95
Conversion right begins	Anytime
Redemption and liquidation value per share	(1)
Redemption beginning in year	(1)
Total redemption value (millions)	(1)
Vote per share	one
Shares outstanding:	
December 31, 2001	44,591
December 31, 2002	5,800

(1) The Corporation has authorized up to 1,000,000 shares of Series G Convertible Preferred Stock for issuance pursuant to the Corporation's Stock Option Plan. Series G had been issued under the designation "G-2". In 2001, the Corporation created a new designation, "G-3", from which no shares have been issued as of December 31, 2002. Management believes this designation will be the source of possible future issuances of Series G stock. Except as otherwise stated, Series "G-2" and Series "G-3" are collectively referred to as Series "G". Each share of Series G pays a floating rate dividend based on the prime rate of interest. At December 31, 2002, the annual dividend rate for Series G-2 was $.46 per share. Each share of Series G is convertible at any time, after being held six months, into 0.95 shares of Common Stock (See Note 3(c)). Unless previously converted, Series G shares may be redeemed at the Corporation's sole option five years after their issuance.

(b) Cash Dividend Restrictions-The payment of cash dividends by the Corporation is principally dependent upon the amount of its insurance subsidiaries' statutory policyholders' surplus available for dividend distribution. The insurance subsidiaries' ability to pay cash dividends to the Corporation is in turn generally restricted by law or subject to approval of the insurance regulatory authorities of the states in which they are domiciled. These authorities recognize only statutory accounting practices for determining financial position, results of operations, and the ability of an insurer to pay dividends to its shareholders. Based on 2002 data, the maximum amount of dividends payable to the Corporation by its insurance and a small number of non-insurance company subsidiaries during 2003 without the prior approval of appropriate regulatory authorities is approximately $227.4.

(c) Stock Option Plan-The Corporation has stock option plans for certain eligible key employees. The plan in effect since 1992 was amended in 2002 for grants made in 2002, prior to the plan's expiration, as to the granting of new shares in May, 2002. A new plan was adopted and approved by the shareholders in May, 2002 to cover grants in 2003 and after. The combination of options awarded at the date of grant and previously issued options still outstanding at such date, may not exceed 6% of the Old Republic common stock issued and outstanding. The exercise price of options is equal to the market price of the Corporation's stock at the date of grant, and the term of the options is generally ten years from such date. Options granted in 2001 and prior years under the 1992 plan may be exercised to the extent of 10% of the number of options covered thereby on and after the date of grant, and cumulatively to the extent of an additional 10% on and after each of the first through ninth subsequent calendar years. Options granted in 2002 and subsequent years may be exercised to the extent of 10% of the number of options covered thereby on and after the date of grant, and cumulatively to the extent of an additional 15%, 20%, 25% and 30% on and after the second through fifth calendar years, respectively.

In the event the closing market price of Old Republic's common stock reaches a pre-established value ("the vesting acceleration price"), options granted in 2001 and prior years may be exercised cumulatively to the extent of 10% of the number of shares covered by the grant for each year of employment by the optionee. For grants in 2002 and subsequent years, optionees become vested on an accelerated basis to the extent of the greater of 10% of the options granted times the number of years of employment, or the sum of the optionee's already vested grant plus 50% of the remaining unvested grant.

The option plans enable optionees to, alternatively, exercise their options into Series "G" Convertible Preferred Stock. The exercise of options into such Preferred Stock reduces by 5% the number of equivalent common shares which would otherwise be obtained from the exercise of options into common shares.

For financial reporting purposes, Old Republic records the exercise of stock options directly in its capital accounts as permitted under existing accounting pronouncements. The following table shows a comparison of net income and related per share information as reported, and on a pro-forma basis on the assumption that the estimated value of stock options was treated as compensation cost. In estimating the compensation cost of options, the fair value of options at date of grant has been calculated using a Black-Scholes options pricing model that takes the assumptions shown below into account.

	Years Ended December 31,		
	2002	2001	2000
Option pricing/weighted average assumptions:			
Risk-free interest rates	5.41%	4.79%	6.11%
Dividend yield	2.53%	2.82%	5.75%
Common stock market price volatility factors	.27	.27	.24
Expected option life	10 years	10 years	10 years
Comparative data:			
Net income:			
As reported	$ 392.9	$ 346.9	$ 297.5
Deduct: Total stock-based employee compensation expenses determined under the fair value based method for all awards, net of related tax effects	3.0	1.8	3.6
Pro forma basis	$ 389.9	$ 345.1	$ 293.9
Basic earnings per share:			
As reported	$ 3.26	$ 2.92	$ 2.49
Pro forma basis	3.23	2.90	2.46
Diluted earnings per share:			
As reported	3.23	2.88	2.47
Pro forma basis	$ 3.20	$ 2.86	$ 2.44

A summary of the status of the Corporation's stock options as of December 31, 2002, 2001 and 2000, and changes in outstanding options during the years then ended follows:

	As of and for the Years Ended December 31,					
	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	5,129,689	$ 20.60	4,623,500	$ 18.23	4,975,697	$ 17.92
Granted	1,137,600	31.60	1,148,000	26.95	885,700	12.00
Exercised	1,395,316	15.29	609,642	14.31	1,134,455	11.53
Forfeited and canceled	76,600	25.15	32,169	25.25	103,442	23.72
Outstanding at end of year	4,795,373	24.68	5,129,689	20.60	4,623,500	18.23
Exercisable at end of year	2,191,322	$ 20.64	2,870,530	$ 17.67	3,053,669	$ 16.46
Weighted average fair value of options granted during the year (1)	$ 10.38	per share	$ 8.12	per share	$ 2.09	per share

(1) Based on the Black-Scholes option pricing model and the assumptions outline in the table above.

A summary of stock options outstanding and exercisable at December 31, 2002 follows:

Ranges of Exercise Prices	Year(s) Of Grant	Options Outstanding: Number Out-Standing	Weighted – Average: Remaining Contractual Life	Weighted – Average: Exercise Price	Options Exercisable: Number Exercisable	Options Exercisable: Weighted Average Exercise Price
$10.84 to $11.83	1994-95	217,805	2.00 yrs	$ 10.85	202,090	$ 10.85
$14.75 to $17.83	1996-97	600,428	4.00 yrs	17.82	547,412	17.82
$29.04 to $29.08	1998	877,647	5.00 yrs	29.04	438,824	29.04
$17.56 to $19.50	1999	506,313	6.00 yrs	19.50	395,100	19.50
$12.00 to $13.56	2000	349,765	7.00 yrs	12.00	272,773	12.00
$26.92 to $28.37	2001	1,107,815	8.00 yrs	26.95	221,563	26.95
$31.60 to $31.60	2002	1,135,600	9.00 yrs	$ 31.60	113,560	$ 31.60
Total		4,795,373			2,191,322	

The maximum number of options available for future issuance as of December 31, 2002, is 2,440,553.

(d) Common Stock-There were 500,000,000 shares of common stock authorized at December 31, 2002. At the same date, there were 100,000,000 shares of Class "B" common stock authorized but none were issued or outstanding. Class "B" common shares have the same rights as common shares except for being entitled to 1/10th of a vote per share. In March 2000, the Company canceled 36,420,135 common shares previously reported as treasury stock, restoring them to unissued status; this had no effect on total shareholders' equity or the financial position of the Company.

(e) Undistributed Earnings-At December 31, 2002, the equity of the Corporation in the undistributed earnings, determined in accordance with generally accepted accounting principles, and in the net unrealized investment gains (losses) of its subsidiaries amounted to $2,211.4 and $121.8, respectively. Dividends declared during 2002, 2001 and 2000, to the Corporation by its subsidiaries amounted to $139.1, $120.3 and $119.6, respectively.

(f) Statutory Data-The policyholders' surplus and net income, determined in accordance with statutory accounting practices, of the Corporation's insurance subsidiaries was as follows at the dates and for the periods shown:

	Policyholders' Surplus December 31,		Net Income Years Ended December 31,		
	2002	2001	2002	2001	2000
General Insurance Group	$ 1,318.7	$ 1,318.1	$ 113.2	$ 90.0	$ 109.5
Mortgage Guaranty Group	216.6	241.2	219.7	235.2	221.9
Title Insurance Group	125.3	116.5	31.7	23.3	13.7
Life Insurance Group	$ 46.3	$ 47.7	$ .9	$ 3.0	$ 6.2

In December, 1998, the National Association of Insurance Commissioners adopted a revised Accounting Practices and Procedures Manual ("Codification"). This Codification is a comprehensive compilation of statutory accounting practices and principles and was effective for accounting periods beginning after January 1, 2001. The adoption of codification resulted in an increase of $23.2 at December 31, 2001 in the Company's statutory policyholders' surplus principally due to the net effect of increases in premiums written, acquisition costs and deferred income taxes.

Note 4-Commitments and Contingent Liabilities:

(a) Reinsurance and Retention Limits-In order to maintain premium production within their capacity and to limit maximum losses for which they might become liable under policies underwritten, Old Republic's insurance subsidiaries, as is the common practice in the insurance industry, cede all or a portion of their premiums and liabilities on certain classes of business to other insurers and reinsurers. Although the ceding of insurance does not ordinarily discharge an insurer from liability to a policyholder, it is industry practice to establish the reinsured part of risks as the liability of the reinsurer. Old Republic also employs retrospective premium, contingent commission, and profit sharing arrangements for parts of its business in order to minimize losses for which it might become liable under insurance policies underwritten by it. To the extent that any reinsurance companies or retrospectively rated risks or producers might be unable to meet their obligations under existing reinsurance or retrospective insurance and agency agreements, Old Republic would be liable for the defaulted amounts. As deemed necessary, reinsurance ceded to other companies is secured by letters of credit, cash, and/or securities.

Except as noted in the following paragraph, reinsurance protection on property and liability operations generally limits the net loss on most individual claims to a maximum of (in thousands): $1,000 for workers' compensation; $1,000 for commercial auto liability; $1,000 for general liability; $2,400 for executive protection (directors & officers and errors

& omissions); $1,000 for aviation; and $300 for property coverages. Substantially all the mortgage guaranty insurance risk is retained, with the exposure on any one risk currently averaging approximately $27. Title insurance risk assumptions are limited to a maximum of $100,000 as to any one policy beginning in 2003, and for amounts of up to $25,000 in 2002 and prior years. The vast majority of title policies issued, however, carry exposures of $500 or less. The maximum amount of ordinary life insurance retained on any one life by the Life Insurance Group is $300.

Due to worldwide reinsurance capacity and related cost constraints, effective January 1, 2002, the Corporation began retaining exposures for all, but most predominantly workers' compensation liability insurance coverages in excess of $40.0 that were previously assumed by unaffiliated reinsurers for up to $100.0. Effective January 1, 2003 reinsurance ceded limits were once again raised to the $100.0 level. Pursuant to regulatory requirements, however, all workers' compensation primary insurers such as the Company remain liable for unlimited amounts in excess of reinsured limits. Other than the substantial concentration of workers' compensation losses caused by the September 11, 2001 terrorist attack on America, to the best of the Company's knowledge there had not been a similar accumulation of claims in a single location from a single occurrence prior to that event. Nevertheless, the possibility continues to exist that non-reinsured losses could, depending on a wide range of severity and frequency assumptions, aggregate several hundred million dollars to an insurer such as the Company in the event a catastrophe, such as caused by an earthquake, lead to the death or injury of a large number of employees concentrated in a single facility such as a high rise building.

As a result of the September 11, 2001 terrorist attack on America, the reinsurance industry eliminated coverage from substantially all contracts for claims arising from acts of terrorism. Primary insurers such as the Company thereby became fully exposed to such claims. Late in 2002, the Terrorism Risk Insurance Act of 2002 (the "Act") was signed into law, immediately establishing a temporary federal reinsurance program administered by the Secretary of Treasury. The Act defines what constitutes an "act of terrorism" and establishes a formula based on primary insurers' premium volume to reimburse such insurers for 93% of any terrorism losses suffered between November 26, 2002 and December 31, 2003, 90% of any losses suffered in 2004 and 85% of any losses suffered in 2005. Further, pursuant to the Act, losses are capped for each year at $100.0 billion. The Act will sunset on December 31, 2005 if not extended or replaced by similar legislation. The Act automatically voided all policy exclusions which were in effect for terrorism related losses. Under the Act, insurers must offer terrorism coverage with most commercial property and casualty insurance lines and are permitted to establish an additional premium charge for their share of such risks, but insureds may elect to reject the coverage. Insurers are permitted to reinsure that portion of the risk which they retain under the Act, but the reinsurance market has not yet responded with a widespread willingness to reinsure such risks. As of this date, coverage for acts of terrorism are excluded from substantially all the Corporation's reinsurance treaties, and are effectively retained by it subject to any recovery that would be collected under the Act.

Most of the reinsurance ceded by the Corporation's insurance subsidiaries in the ordinary course of business is placed on a quota share or excess of loss basis. Under quota share reinsurance, the companies remit an agreed upon percentage of their premiums written to assuming companies and are reimbursed for a pro-rata share of claims and commissions incurred and for a ceding commission to cover expenses and costs for underwriting and claim services performed. Under excess of loss reinsurance agreements, the companies are generally reimbursed for losses exceeding contractually agreed-upon levels.

Reinsurance recoverable asset balances represent amounts due from or credited by assuming reinsurers for paid and unpaid claims and policy reserves. Such reinsurance balances as are recoverable from non-admitted foreign and certain other reinsurers, as well as similar balances or credits arising from policies that are retrospectively rated or subject to assureds' high deductible retentions are substantially collateralized by letters of credit, securities, and other financial instruments. Old Republic evaluates on a regular basis the financial condition of its assuming reinsurers and assureds who purchase its retrospectively rated or high deductible policies. Estimates of unrecoverable amounts are included in the Company's claim and claim expense reserves since reinsurance, retrospective rating, and high deductible policies and contracts do not relieve Old Republic from its direct obligations to assureds or their beneficiaries. Historically, the Company has not incurred material charges from the non-recoverability of such balances and credits.

The following information relates to reinsurance and related data for the General Insurance, Mortgage Guaranty and Life Insurance Groups for the three years ended December 31, 2002. For the years 2000 to 2002, reinsurance transactions of the Title Insurance Group have not been material.

		Years Ended December 31,		
		2002	2001	2000
General Insurance Group				
Written premiums:	direct	$ 1,649.9	$ 1,377.3	$ 1,115.0
	assumed (1)	24.6	37.4	26.7
	ceded	$ 405.8	$ 336.2	$ 256.7
Earned premiums:	direct	$ 1,550.9	$ 1,282.2	$ 1,084.4
	assumed (1)	22.4	36.8	25.3
	ceded	$ 389.2	$ 318.8	$ 252.0
Claims ceded		$ 332.0	$ 281.5	$ 230.6
Mortgage Guaranty Group				
Written premiums:	direct	$ 436.3	$ 390.8	$ 361.4
	assumed	1.2	1.6	3.7
	ceded	$ 57.2	$ 38.4	$ 29.7
Earned premiums:	direct	$ 432.4	$ 390.9	$ 359.0
	assumed	1.1	.7	1.9
	ceded	$ 57.3	$ 38.4	$ 29.4
Claims ceded		$ 1.1	$ 2.1	$ .8
Mortgage guaranty insurance in force as of December 31:	direct	$ 97,786.3	$ 82,259.5	$ 72,439.5
	assumed	18,058.3	17,853.1	14,882.4
	ceded	$ 2,928.3	$ 2,403.6	$ 1,860.7
Life Insurance Group				
Written premiums:	direct	$ 73.5	$ 72.0	$ 73.4
	assumed	.5	-	-
	ceded (1)	$ 25.8	$ 25.5	$ 28.0
Earned premiums:	direct	$ 79.8	$ 81.9	$ 80.7
	assumed	.5	-	-
	ceded (1)	$ 30.2	$ 31.3	$ 27.3
Claims ceded		$ 21.5	$ 16.6	$ 14.7
Life insurance in force as of December 31:	direct	$ 11,437.3	$ 11,575.8	$ 11,800.5
	assumed	-	-	-
	ceded	$ 4,053.6	$ 4,075.3	$ 4,951.3

(1) Various accident and health coverages written in the Life Insurance Group are ceded to the General Insurance Group. Such amounts are recorded as premiums ceded and premiums assumed in the respective segments of this table.

(b) Leases-Some of the Corporation's subsidiaries maintain their offices in leased premises. Certain of these leases provide for the payment of real estate taxes, insurance, and other operating expenses. At December 31, 2002, aggregate minimum rental commitments (net of expected sub-lease receipts) under noncancellable operating leases of $121.8 are summarized as follows: 2003: $34.4; 2004: $26.1; 2005: $17.0; 2006: $11.1; 2007: $9.2; 2008 and after: $23.8.

(c) General-In the normal course of business, the Corporation and its subsidiaries are subject to various contingent liabilities, including possible income tax assessments resulting from tax law interpretations or issues raised by taxing or regulatory authorities in their regular examinations, catastrophic claims occurrences not indemnified by reinsurers such as noted at 4(a) above, or failure to collect all amounts on its investments, or balances due from assureds and reinsurers. The Corporation does not have a basis for anticipating any significant losses or costs to result from any known or existing contingencies.

(d) Legal Proceedings- Legal proceedings against the Company arise in the normal course of business and usually pertain to claim matters related to insurance policies and contracts issued by the Corporation's insurance subsidiaries. Other unusual litigation is discussed below.

In December 1999, a class action lawsuit was filed against the Company in the Federal District Court for the Southern District of Georgia. The suit alleges that the Company provided pool insurance and other services to mortgage lenders at preferential, below market prices in return for mortgage insurance business, and that such practices violated the Real Estate Settlement Procedures Act. The Court ruled in favor of a summary judgment motion filed by the Company and dismissed the lawsuit. The class plaintiffs appealed, and the U.S. Court of Appeals for the Eleventh Circuit vacated the judgment and remanded the case back to the District Court. The Company filed a motion seeking a summary judgment on grounds asserted in its earlier motion but not considered by the District Court. On February 5, 2003, the District Court denied the plaintiffs' motions to certify a class in both the lawsuit against the Company and a similar lawsuit pending before the same Court against another mortgage guaranty insurer. While the Court's decision is appealable, it is not known whether the plaintiffs will seek an appeal, and accordingly, the ultimate outcome of this litigation cannot be foreseen. Between 2000 and 2002, the Company has paid or otherwise provided cumulatively $17.8, the majority of which was incurred in 2002, to cover legal defenses and other costs associated with this litigation.

The City and County of San Francisco and certain escrow customers of an underwritten title agency subsidiary headquartered in the State of California have filed lawsuits alleging that the subsidiary: 1) failed to escheat unclaimed escrow funds; 2) charged for services not necessarily provided; and 3) collected illegal interest payments or fees from banks on the basis of funds held for escrow customers. The subsidiary in turn conducted an internal review of its records and concluded that it had certain liabilities for part of the issues denoted at (1) and (2). The subsidiary defended against the alleged practice denoted at (3) on the grounds that such practices are common within the industry, are not in conflict with any laws or regulations, and other meritorious defenses. The consolidated lawsuits have been tried and a judgment rendered, affirming in part and denying in part the subsidiary's defenses. In the aggregate, the judgment, excluding post-judgment interest, amounts to approximately $33.0. The subsidiary has appealed the most significant portions of the judgment, and management believes the judgment will be substantially reduced on appeal. The subsidiary has continually evaluated its exposures since the litigation began and has paid or otherwise provided for its best estimate of litigation and related costs associated with all these issues in the amounts of $3.4, $6.8 and $4.1 in 2002, 2001 and 2000, respectively, and $50.0 for all years combined since 1998.

Note 5-Consolidated Quarterly Results-Unaudited - Old Republic's consolidated quarterly operating data for the two years ended December 31, 2002 is presented below.

In the opinion of management, all adjustments consisting of normal recurring adjustments necessary to a fair presentation of quarterly results have been reflected in the data which follows. It is also management's opinion, however, that quarterly operating data for insurance enterprises is not indicative of results to be achieved in succeeding quarters or years. The long-term nature of the insurance business, seasonal and cyclical factors affecting premium production, the fortuitous nature and at times delayed emergence of claims, and changes in yields on invested assets are some of the factors necessitating a review of operating results, changes in shareholders' equity, and cash flows for periods of several years to obtain a proper indicator of performance. The data below should be read in conjunction with the "Management Analysis of Financial Position and Results of Operations":

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended December 31, 2002:				
Operating Summary:				
Net premiums, fees, and other income	$ 562.1	$ 585.6	$ 635.4	$ 686.2
Net investment income and realized gains (losses)	76.7	72.1	65.6	71.9
Total revenues	639.0	657.9	701.0	758.3
Benefits, claims, and expenses	498.9	516.1	559.3	621.0
Net income (a)	$ 95.5	$ 107.5	$ 96.3	$ 93.5
Net income per share (a): Basic	$ .79	$ .89	$ .80	$ .78
Diluted	$ .79	$ .88	$ .79	$ .77
Average common and equivalent shares outstanding:				
Basic	120,226,110	120,456,722	120,549,496	120,594,089
Diluted	121,323,388	121,727,917	121,487,344	121,453,865

(a) Second quarter 2002 earnings benefited to the extent of $10.9, or 9 cents per share, from the resolution of various tax issues dating back to the Company's 1987 tax return.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended December 31, 2001:				
Operating Summary:				
Net premiums, fees, and other income	$ 464.4	$ 512.1	$ 533.9	$ 558.2
Net investment income and realized gains (losses)	83.0	77.0	65.6	78.7
Total revenues	547.5	589.2	599.5	637.0
Benefits, claims, and expenses	426.9	459.9	479.9	502.6
Net income	$ 83.9	$ 91.5	$ 82.4	$ 88.9
Net income per share: Basic	$ .71	$ .77	$ .69	$ .75
Diluted	$ .70	$ .76	$ .69	$ .74
Average common and equivalent shares outstanding:				
Basic	118,536,809	118,783,068	118,928,107	118,972,130
Diluted	120,150,401	120,354,542	120,260,624	120,265,463

Note 6-Information About Segments of Business - The Corporation's business segments are organized as the General Insurance (property and liability insurance), Mortgage Guaranty, Title Insurance and Life Insurance Groups. The contributions of Old Republic's insurance industry segments to consolidated revenues and operating results, and certain balance sheet data pertaining thereto are shown in the following tables. Each of the Corporation's segments underwrites and services only those insurance coverages which may be written by it pursuant to state insurance regulations and corporate charter provisions.

The Corporation does not derive over 10% of its consolidated revenues from any one customer. Revenues and assets connected with foreign operations are not significant in relation to consolidated totals.

The General Insurance Group provides property and liability insurance primarily to commercial clients. Old Republic does not have a meaningful participation in personal lines of insurance. Commercial automobile (principally trucking) insurance is the largest type of coverage underwritten by the General Insurance Group, accounting for approximately 35.2% of the Group's direct premiums written in 2002. The remaining premiums written by the General Insurance Group are derived largely from a wide variety of coverages, including workers' compensation, general liability, loan credit indemnity, and surety bonds. The General Insurance Group's operations have been expanded over the years to insure certain specialty lines such as directors and officers liability and errors and omissions liability insurance, to cover owners and operators of private aircraft for hull and liability exposures, and to provide automobile and home warranties.

Private mortgage insurance produced by the Mortgage Guaranty Group protects mortgage lenders and investors from default related losses on residential mortgage loans made primarily to homebuyers who make down payments of less than 20% of the home's purchase price. The Corporation insures only first mortgage loans, primarily on residential properties having one-to-four family dwelling units. The Corporation's mortgage insurance business originates from mortgage bankers (54.2%), commercial banks (16.2%), savings institutions (14.3%) and other mortgage originators (15.3%). The Mortgage Guaranty segment's ten largest customers were responsible for approximately 38.2%, 40.6% and 45.1% of direct new insurance written in 2002, 2001 and 2000, respectively. The largest single customer accounted for 11.2% of direct new insurance written in 2002 compared to 8.8% and 12.6% in 2001 and 2000, respectively.

The title insurance business consists primarily of the issuance of policies to real estate purchasers and investors based upon searches of the public records which contain information concerning interests in real property. The policy insures against losses arising out of defects, loans and encumbrances affecting the insured title and not excluded or excepted from the coverage of the policy.

The Life Insurance Group markets and writes consumer credit life and disability insurance primarily through automobile dealers. It has also written various conventional life and disability/accident and health insurance coverages for many years, principally through banks, brokers, and other financial services institutions. Ordinary term life insurance is sold through independent agents and brokers for relatively large face amounts, in both the United States and Canada.

The accounting policies of the segments parallel those described in the summary of significant accounting policies pertinent thereto.

Segment Reporting

	Years Ended December 31,		
	2002	2001	2000
General Insurance Group:			
Net premiums earned	$ 1,184.1	$ 1,000.2	$ 857.8
Net investment income and other income (a)	192.5	194.7	199.3
Total	$ 1,376.7	$ 1,195.0	$ 1,057.1
Income before taxes	$ 182.1	$ 141.4	$ 116.9
Income tax expense (b)	$ 38.0	$ 34.7	$ 27.1
Segment assets - at year end	$ 5,876.5	$ 5,451.9	$ 5,111.4
Mortgage Guaranty Group:			
Net premiums earned	$ 376.2	$ 353.1	$ 331.4
Net investment income and other income (a)	90.8	82.8	63.9
Total	$ 467.1	$ 436.0	$ 395.3
Income before taxes	$ 267.7	$ 261.9	$ 240.1
Income tax expense	$ 90.6	$ 88.4	$ 80.8
Segment assets - at year end	$ 1,921.2	$ 1,731.6	$ 1,483.3
Title Insurance Group:			
Net premiums earned	$ 524.8	$ 382.7	$ 307.6
Title, escrow and other fees	288.5	242.6	186.4
Sub-total	813.4	625.3	494.0
Net investment income and other income (a)	23.1	23.5	24.6
Total	$ 836.5	$ 648.9	$ 518.7
Income before taxes	$ 97.8	$ 74.6	$ 40.3
Income tax expense	$ 32.9	$ 26.9	$ 13.5
Segment assets - at year end	$ 619.9	$ 536.0	$ 491.2
Life Insurance Group:			
Net premiums earned	$ 50.1	$ 50.6	$ 53.4
Net investment income and other income (a)	6.9	7.7	8.6
Total	$ 57.0	$ 58.4	$ 62.0
Income before taxes	$ 6.4	$ 4.9	$ 5.3
Income tax expense	$ 2.5	$ 1.8	$ 1.2
Segment assets - at year end	$ 233.3	$ 236.3	$ 244.5

Reconciliations of Segments to Consolidated

	Years Ended December 31,		
	2002	2001	2000
Revenues:			
Total revenues for reportable segments	$ 2,737.4	$ 2,338.5	$ 2,033.3
Realized investment gains	13.9	29.7	33.6
Other revenues	8.9	15.0	18.3
Elimination of intersegment revenues (c)	(3.9)	(9.8)	(14.7)
Total consolidated revenues	$ 2,756.4	$ 2,373.4	$ 2,070.6
Income before taxes:			
Total income before taxes of reportable segments	$ 554.1	$ 483.0	$ 402.7
Realized investment gains	13.9	29.7	33.6
Other sources – net	(7.1)	(8.8)	(10.0)
Income before income taxes	$ 560.9	$ 503.9	$ 426.4
Assets			
Total assets for reportable segments	$ 8,651.1	$ 7,956.0	$ 7,330.6
Other assets	164.7	64.9	61.8
Elimination of intersegment investment(c)	(100.4)	(100.7)	(111.0)
Consolidated total	$ 8,715.4	$ 7,920.2	$ 7,281.4

In the above tables, net premiums earned on a GAAP basis differ slightly from statutory amounts due to certain differences in calculations of unearned premium reserves under each accounting method.

(a) Including unallocated investment income derived from invested capital and surplus funds.

(b) General Insurance tax expense was reduced by $10.9 in 2002 due to the final resolution of tax issues dating back to the Corporation's 1987 tax return.

(c) Represents results of holding company parent, three minor subsidiaries, consolidation eliminating adjustments, and general corporate expenses, as applicable.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Old Republic International Corporation
Chicago, Illinois

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, preferred stock and common shareholders' equity and cash flows present fairly, in all material respects, the financial position of **Old Republic International Corporation** and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
March 14, 2004

OFFICERS

A.C. Zucaro
Chairman of the Board, President and Chief Executive Officer

John S. Adams
Senior Vice President and Chief Financial Officer

Charles S. Boone
Senior Vice President, Chief Investment Officer and Treasurer

Spencer LeRoy III
Senior Vice President, Secretary and General Counsel

William A. Simpson
Senior Vice President/ Mortgage Guaranty; President of Republic Mortgage Insurance Company

James A. Kellogg
Senior Vice President/ General Insurance; President of Old Republic Insurance Company

DIRECTORS

Harrington Bischof
President
Pandora Capital Corporation

Kurt W. Kreyling
President & Treasurer (Retired)
Kreyling Company,
Evansville, IN

John W. Popp
Partner (Retired)
KPMG LLP
Accountants

David Sursa
Chairman (Retired)
NBD Bank, N.A.,
Muncie, IN

Anthony F. Colao
Chairman (Retired)
Old Republic RE, Inc.

Peter Lardner
Chairman (Retired)
Bituminous Casualty Corporation

William A. Simpson
President
Republic Mortgage Insurance Company

William G. White, Jr.
President (Retired)
The First Federal Savings Bank,
Winston-Salem, NC

Jimmy A. Dew
Sales Group Manager
Republic Mortgage Insurance Company

Wilbur S. Legg
Partner (Retired)
Lord, Bissell & Brook
Attorneys,
Chicago, IL

Arnold L. Steiner
President (Retired)
Steiner Bank,
Birmingham, AL

A. C. Zucaro
Chairman of the Board, President and Chief Executive Officer
Old Republic International Corporation

Old Republic International Corporation and Subsidiaries

Ten-Year Financial Summary

(All amounts, except common share data, are expressed in millions)

	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Financial Position										
Fixed Maturity Securities	**$5,517.8**	$5,058.8	$4,721.4	$4,555.3	$4,687.4	$4,614.7	$4,308.2	$4,192.3	$3,550.8	$3,450.7
Equity Securities	**513.5**	391.6	295.5	160.1	164.8	117.1	116.1	126.1	263.8	191.9
Other Invested Assets	**136.8**	136.3	127.3	113.1	96.3	88.0	97.4	96.6	91.7	80.4
Reinsurance Recoverable	**1,529.2**	1,415.3	1,386.5	1,374.8	1,324.2	1,360.7	1,422.7	1,440.9	1,552.0	1,544.5
Sundry Assets	**1,017.9**	918.1	750.5	734.9	746.9	742.7	711.6	737.3	804.5	830.8
	$8,715.4	$7,920.2	$7,281.4	$6,938.4	$7,019.7	$6,923.4	$6,656.2	$6,593.5	$6,262.9	$6,098.3
Policy Liabilities	**$ 875.1**	$ 767.8	$ 563.9	$ 544.0	$ 600.3	$ 620.3	$ 635.7	$ 668.2	$ 669.6	$ 692.2
Benefit and Claim Reserves	**3,676.8**	3,451.0	3,389.5	3,433.7	3,406.5	3,529.7	3,541.8	3,519.8	3,514.7	3,405.6
Sundry Liabilities	**1,007.4**	917.2	888.5	761.3	707.3	620.1	558.0	720.3	673.8	665.3
Preferred Stock	**-**	.3	.7	.7	1.2	1.0	20.6	72.5	75.4	78.0
Common Shareholders' Equity	**3,155.8**	2,783.7	2,438.7	2,198.4	2,304.2	2,152.1	1,900.0	1,612.5	1,329.3	1,256.9
	$8,715.4	$7,920.2	$7,281.4	$6,938.4	$7,019.7	$6,923.4	$6,656.2	$6,593.5	$6,262.9	$6,098.3
Total Capitalization	**$3,297.4**	$2,943.1	$2,677.4	$2,407.5	$2,450.6	$2,296.1	$2,074.6	$2,005.6	$1,719.5	$1,617.7
Book Value Per Share (c)	**$ 26.17**	$ 23.40	$ 20.62	$ 17.99	$ 17.27	$ 15.59	$ 14.57	$ 13.58	$ 11.46	$ 10.78
Operating Results										
Net Premiums and Fees	**$2,423.9**	$2,029.5	$1,736.8	$1,781.7	$1,810.6	$1,628.0	$1,507.7	$1,374.0	$1,423.2	$1,445.7
Net Investment Income	**272.6**	274.7	273.9	263.2	273.1	270.8	260.5	251.9	227.5	220.7
Realized Gains	**13.9**	29.7	33.6	29.5	53.0	26.3	15.1	49.7	7.7	40.2
Other Income	**45.8**	39.4	26.1	27.5	34.9	37.6	20.4	20.2	20.4	29.5
Total Revenues	**2,756.4**	2,373.4	2,070.6	2,102.1	2,171.7	1,962.8	1,803.9	1,695.9	1,679.0	1,736.3
Benefits and Claims	**974.8**	860.5	761.2	833.0	782.1	787.6	752.0	747.9	761.2	811.3
Sales and General Expenses	**1,220.6**	1,008.9	882.9	952.0	922.8	748.5	709.4	631.9	691.9	681.6
Total Expenses	**2,195.4**	1,869.5	1,644.2	1,785.1	1,704.9	1,536.1	1,461.5	1,379.9	1,453.1	1,492.9
Revenues, Net of Expenses	**560.9**	503.9	426.4	317.0	466.7	426.7	342.4	316.0	225.8	243.3
Income Taxes	**167.7**	159.7	131.0	92.9	145.8	129.2	108.5	103.6	73.4	78.0
Other Items – Net	**(.2)**	2.7	2.2	2.7	2.7	.6	.9	.2	(1.4)	1.1
Extraordinary Charge (Net)	**-**	-	-	-	-	-	(4.4)	-	-	-
Accounting Changes	**-**	-	-	-	-	-	-	-	-	8.6
Net Income	**$ 392.9**	$ 346.9	$ 297.5	$ 226.8	$ 323.7	$ 298.1	$ 230.3	$ 212.7	$ 151.0	$ 175.1
Net Income Per Share:(c)										
Basic	**$ 3.26**	$ 2.92	$ 2.49	$ 1.76	$ 2.35	$ 2.22	$ 1.73	$ 1.76	$ 1.23	$ 1.44
Diluted	**$ 3.23**	$ 2.88	$ 2.47	$ 1.75	$ 2.33	$ 2.10	$ 1.59	$ 1.52	$ 1.08	$ 1.26
Operating Cash Flow	**$ 671.2**	$ 526.7	$ 344.1	$ 274.5	$ 333.6	$ 387.5	$ 311.6	$ 395.6	$ 260.4	$ 394.0
Revenues By Operating Segment										
General Insurance	**$1,376.6**	$1,195.0	$1,057.1	$1,053.2	$1,111.3	$1,119.5	$1,074.9	$1,056.1	$1,051.4	$1,058.5
Mortgage Guaranty	**467.1**	436.0	395.3	355.9	348.3	313.3	262.6	203.9	158.3	118.6
Title Insurance	**836.5**	648.9	518.7	597.1	578.8	423.4	387.9	326.2	404.7	467.9
Life Insurance	**57.0**	58.4	62.0	62.8	72.7	75.4	60.5	58.0	55.7	49.5
Other (b)	**5.0**	5.2	3.6	3.4	7.4	4.5	2.6	1.8	.9	1.3
Sub-Total	**2,742.4**	2,343.7	2,036.9	2,072.6	2,118.7	1,936.4	1,788.7	1,646.1	1,671.2	1,696.0
Realized Gains	**13.9**	29.7	33.6	29.5	53.0	26.3	15.1	49.7	7.7	40.2
Total	**$2,756.4**	$2,373.4	$2,070.6	$2,102.1	$2,171.7	$1,962.8	$1,803.9	$1,695.9	$1,679.0	$1,736.3
Pretax Income (Loss) By Operating Segment (a)										
General Insurance	**$ 182.1**	$ 141.4	$ 116.9	$ 69.7	$ 192.0	$ 208.3	$ 188.8	$ 171.1	$ 154.2	$ 124.5
Mortgage Guaranty	**267.7**	261.9	240.1	177.3	155.3	141.5	120.2	102.8	78.3	61.3
Title Insurance	**97.8**	74.6	40.3	44.0	64.6	36.5	24.6	4.6	(.2)	32.1
Life Insurance	**6.4**	4.9	5.3	3.1	6.6	19.9	7.0	7.9	6.4	6.5
Other (b)	**(7.1)**	(8.8)	(10.0)	(6.8)	(4.9)	(6.1)	(13.5)	(20.2)	(20.6)	(21.4)
Sub-Total	**546.9**	474.2	392.7	287.5	413.7	400.3	327.2	266.2	218.1	203.0
Realized Gains	**13.9**	29.7	33.6	29.5	53.0	26.3	15.1	49.7	7.7	40.2
Total	**$ 560.9**	$ 503.9	$ 426.4	$ 317.0	$ 466.7	$ 426.7	$ 342.4	$ 316.0	$ 225.8	$ 243.3

a) Before extraordinary items and cumulative effect of accounting changes.
b) Represents principally parent holding company operations.
c) Retroactive adjustments have been made for all stock dividends and splits declared through December 31, 2002.

Corporate and Shareholders' Information

Corporate Profile:

Old Republic International Corporation is a Chicago-based multiple lines insurance holding company. Its subsidiaries market, underwrite, and manage a wide range of specialty and general insurance programs in the property & liability, mortgage guaranty, title and life & disability insurance fields.

Old Republic's insurance operations, particularly as they apply to its property & liability insurance segment, assume risks and perform related risk management and marketing services pertaining to a large variety of commercial as opposed to personal lines of insurance.

The personal contacts, relationships, reputations, and experience of Old Republic's key executives are a vital element in obtaining and retaining business from most sources, and in structuring appropriate reinsurance and other financial arrangements for its customers. Many of the Company's accounts produce large amounts of premiums or fees and therefore warrant substantial levels of top executive involvement. In this and other respects, the Company's mode of operation is highly proprietary in nature and is similar to that of professional reinsurers and risk managers, based as it is on the personal service and attention of relatively few key people.

In common with other insurance enterprises, significant revenues are obtained by Old Republic from the investment and re-investment of funds derived from underwriting operations and capital resources.

Corporate Governance:

The financial statements and other information included in this 79th Annual Report to shareholders have been compiled by members of the Corporation's administrative and financial staffs, under the overall supervision of the Chief Executive Officer. This report is intended to inform shareholders about Old Republic's most recent operating results and financial position.

To ensure the reliability and integrity of financial statements and other data used in the normal course of business, managements of the Corporation and its subsidiaries employ systems of operational and internal controls deemed to be cost effective and tailored to Old Republic's mode of operations. Key features of these systems include: centralized underwriting and financial controls; restricted access to negotiable assets; careful selection and supervision of management and technical personnel; appropriate separation of duties and responsibilities; and operating policies intended to promote the efficient allocation of people and capital resources. A formal policy dealing with conflicts of interest and the safeguarding of assets and of proprietary information applies to all personnel and Directors connected with Old Republic and its affiliated companies.

The Board of Directors regularly meets four times per annum. Financial and other data provided to the Directors of the Corporation and its subsidiaries are intended to afford them a current understanding of operating results and major corporate decisions and policies. An Audit Committee, consisting of six outside Directors, meets periodically with representatives of management and of the independent accounting firm retained each year to audit the financial statements. The independent accountants have access to the Audit Committee, and the meetings are held with and without management representatives present. Such meetings address themselves to a variety of matters, including a review of published financial data, and are intended to assure that the auditors and management discharge their particular responsibilities in the best interests of the Corporation and its shareholders. The Board of Directors also has Nominating, Executive and Compensation Committees.

Stock Information:

The Company's common stock is traded on the New York Stock Exchange under the symbol of ORI.

	Price Range of Common Stock	Cash Dividends
1st Quarter '01	$32.00 - $25.56	$.14
2nd Quarter '01	29.37 - 27.40	.15
3rd Quarter '01	29.01 - 22.65	.15
4th Quarter '01	$28.11 - $23.74	$.15
1st Quarter '02	$32.45 - $27.15	$.15
2nd Quarter '02	34.73 - 30.51	.16
3rd Quarter '02	32.64 - 25.28	.16
4th Quarter '02	$32.20 - $26.06	$.16

Dividend Reinvestment and Stock Purchase Plan:

The Corporation has a Dividend Reinvestment Plan for the benefit of its shareholders. The Plan provides a convenient way of increasing shareholders' holdings of Old Republic common stock without paying brokerage fees or similar charges.

Pursuant to the Plan, participating shareholders may elect to have their quarterly cash dividends reinvested automatically in additional shares of Old Republic common stock. In addition, participants may elect to make optional cash payments ranging from $100 to $5,000 per quarter to purchase additional shares of Old Republic common stock after the first dividend is reinvested. These optional cash payments need not, however, be made each quarter and the amount invested can vary from quarter to quarter within the aforementioned dollar range. It should be noted that both the dividends reinvested as well as the optional cash payments will be used to purchase the shares at the closing price of Old Republic's common stock as of the dividend payment date or the next preceding business day, if on a Saturday or legal holiday.

Employees of Old Republic and any of its 50% or more owned subsidiaries and affiliates who also own common stock of the Company may elect to make their optional cash payments through regular payroll deductions. To do so, they should simply request and sign the appropriate payroll department forms, indicating thereon the amount they wish to have withheld from each paycheck.

The Plan is administered through EquiServe. Each quarter, the administrator sends to each participant a statement showing the shares purchased with the reinvested cash dividends and any optional cash payments.

In order to participate in the Plan, common stock must be held in the participant's own name and not in a so-called "Street Name" or similar custody device. To obtain more information about the Plan and on how to enroll in it, inquiries should be sent to:

EquiServe
P.O. Box 43069
Providence, Rhode Island 02940-3069

Direct Dividend Deposit Plan:

Shareholders can have their quarterly cash dividends deposited directly into their checking or savings account. The main benefit of this Direct Deposit feature is that dividends are deposited in a shareholder's checking or savings account on the date of payment -- thereby obviating the wait caused by mail deliveries. The deposit is made automatically for you and your monthly bank statement should confirm the deposit.

To participate in this Direct Dividend Deposit Plan, please call 1-800-870-2340, Monday through Friday, 8:00 a.m. - 10:00 p.m. EST, Saturday, 8:00 a.m. - 3:30 p.m.

Stockholder Assistance:

For prompt assistance on address changes, dividend reinvestment and other general shareholder information, please contact the Telephone Response Center of EquiServe at 781-575-2724 between 9:00 a.m. and 5:00 p.m. EST, each day. When calling, please be prepared to give the name(s) as it appears on your certificate(s) and your tax identification number. The peak calling hours each day are between 11:30 a.m. and 1:30 p.m. EST. Service will be quicker if you avoid these hours.

Form 10-K Annual Report:

Old Republic's Annual Report on Form 10-K is available at no charge without exhibits. Shareholders wishing to obtain a copy of this report may do so by writing to: Office of the Chief Executive Officer, Old Republic International Corporation, 307 North Michigan Avenue, Chicago, Illinois 60601.

The Company's report is also available for viewing and/or copying at the U.S. Securities and Exchange Commission's ("SEC") Public Reference Room located at 450 Fifth Street, NW., Washington, DC 20549. Information regarding the operation of the Public Reference Room can be obtained by calling 1-800-SEC-0330.

Additionally, the Company's report is available, free of charge, by visiting the SEC's Internet website (http://www.sec.gov) and accessing its EDGAR database to view or print copies of the electronic version of the report; or by visiting the Company's Internet website (http://www.oldrepublic.com), and selecting *Financial Data* and the *EDGAR Filings* hyperlink to access the SEC's EDGAR database to view or print copies of the electronic version of the report.

Annual Meeting of the Shareholders:

The annual meeting of the shareholders is scheduled for May 24, 2002 at 3:00 p.m. at the Old Republic Building, 307 North Michigan Avenue, Chicago, Illinois 60601.

Common Share Statistics

	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Net income: Basic	**$ 3.26**	$ 2.92	$ 2.49	$ 1.76	$ 2.35	$ 2.22	$ 1.73	$ 1.76	$ 1.23	$ 1.44
Diluted	**3.23**	2.88	2.47	1.75	2.33	2.10	1.59	1.52	1.08	1.26
Book value	**26.17**	23.40	20.62	17.99	17.27	15.59	14.57	13.58	11.46	10.78
Cash dividends paid	**0.63**	0.59	0.55	0.49	0.39	0.33	0.28	0.23	0.21	0.19
Closing price	**$28.00**	$28.01	$32.00	$13.63	$22.50	$24.79	$17.83	$15.78	$ 9.45	$10.06
Ratio of closing price:										
To book value	**1.1x**	1.2x	1.6x	.8x	1.3x	1.6x	1.2x	1.2x	0.8x	0.9x
To net income -Diluted	**8.7x**	9.7x	13.0x	7.8x	9.7x	11.8x	11.2x	10.4x	8.8x	8.0x
Return on equity	**14.1%**	14.2%	13.5%	9.8%	15.0%	15.6%	13.8%	15.5%	11.5%	15.5%




OLD REPUBLIC
International Corporation
307 N. Michigan Avenue • Chicago, Illinois 60601